Contents

p a g e
c o r p o r a t e s e c t i o n
3	Corporate Information
4	Organisation Chart
5	Corporate Profile
6	Milestones
7	Financial and Business Highlights
9	Chairman's Statement
13	Management Discussion and Analysis
21	Corporate Governance
27	People and Community

d i r e c t o r s a n d s e n i o r m a n a g e m e n t p r o f i l e s
29	Board of Directors
32	Management Executives

f i n a n c i a l s e c t i o n
35	Report of the Directors
41	Auditors' Report
42	Consolidated Profit and Loss Account
43	Consolidated Balance Sheet
44	Company Balance Sheet
45	Statements of Changes in Shareholders' Equity
46	Consolidated Cash Flow Statement
47	Notes to the Accounts
76	Information for US Investors
80	Five-year Financial Summary

Corporate Information

BOARD OF DIRECTORS	PRINCIPAL SHARE REGISTRAR AND
Executive Directors	TRANSFER OFFICE
Richard John Siemens, Co-Chairman	Butterfield Bank (Cayman) Limited
Edward Wai Sun Cheng, Co-Chairman	Butterfield House
William Bruce Hicks, Group Managing Director	68 Fort Street, P. O. Box 705
Kuldeep Saran	George Town, Grand Cayman
Andrew Chun Keung Leung	Cayman Islands, British West Indies

Non-Executive Directors	HONG KONG BRANCH SHARE
Kenneth Michael Katz	REGISTRAR AND TRANSFER OFFICE
Hongqing Zheng	Computershare Hong Kong Investor Services
Limited
Independent Non-Executive Directors	Rooms 1712 - 1716, 17th Floor
John William Crawford	Hopewell Centre
Henry Michael Pearson Miles	183 Queen's Road East, Hong Kong
Robert John Richard Owen	Telephone: (852) 2862 8628
Facsimile: (852) 2865 0990
AUDIT COMMITTEE	E-mail: hkinfo@computershare.com.hk
John William Crawford	Website: www.computershare.com
Henry Michael Pearson Miles
Robert John Richard Owen	ADR DEPOSITARY
The Bank of New York
COMPANY SECRETARY	101 Barclay Street
Raymond Wai Man Mak	22nd Floor
New York, NY 10286
REGISTERED OFFICE	United States of America
Century Yard	E-mail: shareowners@bankofny.com
Cricket Square	Website: www.stockbny.com
Hutchins Drive
P. O. Box 2681GT	PRINCIPAL BANKER
George Town	The Hongkong and Shanghai Banking
Grand Cayman	Corporation Limited
British West Indies
AUDITORS
PRINCIPAL PLACE OF BUSINESS	PricewaterhouseCoopers
13th Floor	Certified Public Accountants
Warwick House	22nd Floor, Prince's Building
TaiKoo Place	Central, Hong Kong
979 King's Road
Quarry Bay, Hong Kong	STOCK CODES
Telephone: (852) 2113 8118	The Stock Exchange of Hong Kong: 0866
Facsimile: (852) 2113 8119	Ticker Symbol for ADR: SDAY
E-mail: ir@corp.sunday.com
WEBSITES
www.sunday.com
www.irasia.com/listco/hk/sunday
www.quamnet.com

Organisation Chart

Notes:

(1) This chart is a simplified diagram showing major operating companies only and the major shareholders. For more information about the Group companies, please refer to "Notes to the Accounts" of this Annual Report.

(2) SUNDAY Communications Limited's shares are listed on the Stock Exchange of Hong Kong and on the NASDAQ National Market in the United States.

(3) Percentage of shareholdings was as at 30th March 2005 and based on publicly available information in Hong Kong and the United States.

Corporate Profile

SUNDAY Communications Limited ("SUNDAY" or the "Group") is a developer and provider of wireless communications and data services in Hong Kong, and a 3G licence holder. It began commercial operations with GSM 1800 wireless services in 1997 and its far-sighted management has built a high quality, efficient infrastructure that is supported by a strong brand.

The SUNDAY experience is rooted in the belief that "fun is good". SUNDAY 3G aims to deliver fun to customers through a wide variety of entertaining content, intriguing handsets and innovative service, combined with ease of use.

For its 3G services, SUNDAY is partnering with Huawei Technologies Co., Ltd. ("Huawei"). Huawei is a high-tech enterprise which specialises in the research and development, production and marketing of communications equipment, providing customised network solutions for telecom carriers in optical, fixed, mobile and data communications sectors. Huawei is based in Shenzhen, China and has an expanding client base of major international and Chinese corporations, with sales in 2004 of US$5.6 billion.

The partnership with Huawei also aligns with SUNDAY's longer term aim to develop business in Mainland China. In 2002, SUNDAY opened an operations centre in Shenzhen with employees in customer service, office administration, finance, human resources, IT and network operations. In addition to offering higher productivity and improved customer response, this on the ground presence in China together with the Huawei relationship is expected to provide insight and opportunities for business development in the longer term.

SUNDAY's shares were listed on the Stock Exchange of Hong Kong and on the NASDAQ in the United States in March 2000. SUNDAY's major shareholders are Distacom Communications Limited (46.2%), USI Holdings Limited (13.7%) and Huawei Tech. Investment Co., Limited (8.0%), a subsidiary of Huawei. Distacom is a private holding company with interests in multiple wireless investments. The Distacom group currently has holdings in Hong Kong, India and Madagascar. The shares of USI Holdings Limited are listed on the Stock Exchange of Hong Kong. USI invests in and operates a balanced range of businesses. The three areas of operation are apparel, property and strategic investments.

Milestones

Jan 2005	Receives "Quality Tourism Services" Scheme Certification and "HK Quality Merchants Competition" Award

Dec 2004	Launches the First SUNDAY/BayanTel Co-branded International Rechargeable Mobile and Fixed Line Services Offer

Nov 2004	Offers the Exclusive Mitsubishi M900 Handset Bundling

Increases 3G Supply Contract and Expands Financing Facilities with Huawei

Launches "Smog Alert" — Hong Kong's First Location Based Air Pollution Index Service Available via SMS

Launches "9 Awards Plan"

Oct 2004	Wins Nine 2004 "Call Centre Awards"

Sep 2004	Awards "Best-in-Class" Customer Service Level Management

Jul 2004	Launches "Wireless Pass"

Launches New "U decide" Youth Summer Campaign

Jun 2004	Launches Satellite Roaming Service

May 2004	Finalises Terms of Supply Contract and Facility Agreement with Huawei

Introduces "BOBO" Mobile Lifestyle Service

Apr 2004	Announces First Annual Net Profit of HK$27 million for 2003

Mar 2004	Launches International Roaming Rechargeable Mobile Service

Financial and Business Highlights

Financial and Business Highlights

Other Operational Information
23 shops in Hong Kong An average of 580 minutes of usage per subscriber per month Total 773 employees in Hong Kong and Shenzhen

Chairman's Statement

During 2004, SUNDAY focused its energies on preparing for the launch of its 3G services, while continuing to improve the quality and efficiency of its operations. The 3G market in Hong Kong is now gaining the desired momentum and consumers are increasingly excited by what the technology will offer. Already this is altering the competitive landscape greatly to SUNDAY's benefit. We are fully ready for 3G and will endeavour to seize the opportunities it presents.

RESULTS

The market in Hong Kong remained highly competitive during the year, with operators offering extensive handset subsidies and discounted tariffs to attract consumers. Recognising the short-sightedness of competing aggressively on price for customers in the mass market, SUNDAY concentrated on preparing for the launch of 3G services and the consequent migration of its subscriber base to this new level of service.

Although we did not compete aggressively with other operators' extensive 2G handset subsidies, which were particularly acute in the second half of the year, our subscriber base increased by 4% over 2003 to 684,000, with growth in both the post-paid and pre-paid categories. ARPU, however, declined to HK$180 per post-paid subscriber as price tariffs fell and rebates increased. As a result, mobile service revenues declined by 10% to HK$1,032 million. Further gains were made in operating efficiency, so that despite the addition of 3G start-up expenses, total operating expenses declined by 12% to HK$544 million. As a result of these efficiencies, SUNDAY recorded an 81% year-on-year increase in 2G operating profit to HK$49 million, and after HK$43 million in 3G roll-out costs, its second consecutive full year net profit, amounting to HK$6 million.

OPERATIONS

While developments in the mobile telecommunications industry have not been favourable in recent years, SUNDAY had been far-sighted in countering these conditions by putting in place the strategies and infrastructure to succeed as 3G becomes a reality.

Among these was the need for a highly efficient operation. The measures we have taken over the past three years, notably the establishment of our service centre in Shenzhen, Mainland China, continue to yield results as each year we have improved efficiency. The ratio of operating expenses to mobile services revenue for our 2G operations improved further to 49% in 2004 from 54% in 2003 and 65% in 2002.

We have always recognised the vital importance of providing high quality service. We continued to upgrade our existing 2.5G network in 2004, adding 64 more cell sites, to improve coverage. We also continued our monthly surveys of service quality, using professional market research firms. The data and analysis collected were integrated into our intensive programme to improve network quality and customer

Chairman's Statement

service, which bore fruit during 2004 as SUNDAY garnered a remarkable number of customer service awards from a variety of organisations. These included the "Best-in-Class" award from the Asia Pacific Customer Service Consortium and a total of ten group and individual awards from Hong Kong's Call Centre Association.

In marketing, anticipating the potential of 3G technology, we moved away from the commoditised product offerings applicable to the voice market of 2G, towards more targeted and content based services. Hence our operation is organised around customer segments which centre on demographic attributes such as age, ethnicity and lifestyle as well as customer behaviour patterns. The success of this strategy was demonstrated in 2004 by a 32% increase in data services revenue which accounted for 8% of mobile service revenues, and reduced churn.

Most significantly, however, this hands-on experience with 2G and 2.5G services has given us considerable understanding of how to offer tailored services to user groups, which will be vital to attracting and retaining customers in the 3G era.

3G

The fundamentals are thus in place for launch of our 3G service, for which we have made decisions on timing, technology and service delivery that will give us a competitive advantage.

On timing, we have been right not to rush into a launch. The promise of the technology remains, but has been predictably undermined by teething problems in networks and in particular by a lack of good handsets. This situation is now improving and by the second half of 2005, much superior handsets will be available to all operators from a wide variety of manufacturers. Hence our plan to launch in the second quarter of 2005, which although after the other 3G licence holders, will coincide with the availability of handsets which will be in demand from consumers because of their improved functionality and cost.

Our decision to select Huawei Technologies Co., Ltd. ("Huawei") as our technology partner has proven far-sighted. We said at the time that Huawei's technical excellence and attractive commercial terms were key factors in that decision. Since then, Huawei has exceeded expectations in respect of technical quality, vendor responsiveness and overall commercial support for SUNDAY. In November we signed expanded credit and supply terms with Huawei, which is as committed as SUNDAY to providing 3G services that can be a global showcase of the technology. The extended repayment schedule, meanwhile, greatly strengthens our financial position during the start-up period.

Chairman's Statement

The network is now installed and the billing and service platforms are in place. Moreover, extensive testing has demonstrated that we will be among the leaders in the quality of service that users will experience. Furthermore, with minor enhancements planned for the end of 2005, our network will be ready by the first quarter of 2006 for high speed downlink packet access (HSDPA) technology, which offers even faster speeds and opens up mobile networks to the full range of multimedia services.

The new technology offers an enormous opportunity to make life more fun through a wide variety of entertaining content, intriguing handsets and innovative services. This promise of 3G technology aligns closely with long-held perceptions of SUNDAY's brand, giving us a distinct advantage in the marketplace. But the technology must be delivered in the right way, through handsets and networks that are reliable and easy to be used, with associated customer services that deliver consistently positive consumer experiences. We have worked diligently to build the service delivery platform capable of achieving this for our 3G service to ensure it will be the stimulating, vibrant and meaningful experience the market expects. As part of this effort, we will leverage the understanding of our customers we have accumulated through our segmentation strategy.

COMMUNITY ENGAGEMENT

As a company that cares not just about financial results, but the people whose lives it touches, during 2004, SUNDAY continued to engage with the community by supporting charitable and sponsorship activities with a focus on youth and sports. We were also active participants in a number of environmental protection and awareness initiatives.

OUTLOOK

The market will remain competitive in 2005 and we will also face further 3G roll-out costs, which will affect profitability in the short term.

The arrival of 3G, however, immediately improves our competitive position. Although its timing is uncertain, market consolidation is an inevitable consequence of 3G as the excitement offered by the more sophisticated technology becomes readily accessible, leading to increasing consumer demand. As a 3G licence holder, SUNDAY will benefit from this process. Even in the absence of consolidation, the improved handsets and extensive roll-out of 3G networks are expected increasingly to drive higher value added usage, including data usage, to 3G services. SUNDAY's combination of excellent technology, ease of use and exciting content, backed by a brand that fits the market will enable us to capitalise fully on the opportunity.

Chairman's Statement

We are excited about the imminent launch of our 3G service, which we are convinced will make the lives of our subscribers more fun and lead to higher revenues for SUNDAY. The network is ready for operation, with technology that is proving to be among the best in the market and the strong support of Huawei. We have an efficient operation and are recognised leaders in customer service. All of these factors will come together more powerfully as we roll out 3G during 2005.

In the longer term, growth avenues will be created as Mainland China's mobile market opens to investment from outside and as the Mainland's domestic telecommunications industry plays an increasing role in the Hong Kong and global markets. Mobile operators will also be able to capture opportunities that will arise as Internet Protocol becomes the common platform for multimedia services for fixed and wireless telecommunications.

In short, we are ready not just for 3G but for the world of opportunities beyond 3G. We firmly believe that the future belongs to SUNDAY, and that shareholders will be rewarded for sharing our belief.

APPRECIATION

Finally, we wish to extend our thanks to our fellow directors and all employees for their hard work and commitment to the Group. We also thank our shareholders, bankers, advisers and suppliers for their continued support of SUNDAY.
Richard John Siemens	Edward Wai Sun Cheng
Co-Chairman	Co-Chairman

Hong Kong, 30th March 2005

Management Discussion and Analysis

REVIEW OF OPERATIONS

Overview

The Group recorded its second consecutive profitable year in 2004. The continued profitability of the Group, despite aggressive price-based market competition and a need for extra resources for 3G roll-out, clearly reflected the success of SUNDAY's core strategies to deliver efficiency and quality in all areas of operation and to segment the market for service development and delivery, in anticipation of the potential of the 3G technology. The subscriber base increased to 684,000, with strong data service revenue growth and an improvement in churn.

During the year, the Group entered into a supply contract and facility agreement with Huawei Tech. Investment Co., Limited ("Huawei Tech."), a subsidiary of China's Huawei Technologies Co., Ltd. ("Hwawei"), under which Huawei Tech. will provide a turnkey solution for the roll-out of SUNDAY's 3G network and services and the required long-term financing. As a result, the Group is well positioned to roll out its 3G services with quality network and service and at a time when more 3G mobile phones with the functionalities and affordability demanded by consumers become available.

Mobile Services

The year 2004 was another year of challenges. Some competitors launched aggressive price promotions and heavy handset subsidies to secure short-term gains. The result was a general increase in voice traffic but an overall decrease in revenues due to lower ARPU.

Recognising the short-sightedness of competing aggressively on price in the current commoditised market, while maintaining its competitiveness in that market, SUNDAY continued to invest in the quality of its service delivery and its creative approach focused on market segmentation, with the view to laying a strong foundation for an advantageous starting position in the high value-added market that the 3G technology will usher in beginning in 2005.

As a result, despite difficult market conditions, SUNDAY's focus on service and network quality and the segmentation strategy enabled the Group to grow its mobile subscriber base, which increased by 4% to 684,000, and to reduce churn. Revenue from the mobile services business for 2004 declined by 10% to HK$1,032 million from HK$1,150 million in 2003 as ARPU in 2004 fell to HK$180, in line with an industry-wide decline.

Quality

The Group focused on further enhancing the customer service levels in 2004 and achieved remarkable results. The efforts made to improve the overall customer experience with SUNDAY were recognised by the industry. In 2004, SUNDAY was awarded the "Best-in-Class" award for customer service level management from Asia-Pacific Customer Management Consortium, and the customer hotline teams in Hong Kong and Shenzhen also won a total of ten group and individual awards from the Call Centre Association.

Management Discussion and Analysis

The Group continued to make customer retention a priority and the average monthly gross churn rate for 2004, calculated as a percentage of opening subscribers, improved by 22% to 3.9%, as compared with 5.0% in 2003. The churn rate has further improved since the fourth quarter of 2004, and the churn rate in December 2004 was 3.7%.

While building out the 3G network and preparing for the launch of 3G services, SUNDAY also continued to enhance its 2G/2.5G network, adding new sites to improve coverage and quality.

To ensure continuous improvement in the service and network quality, SUNDAY engaged an independent market research firm to implement more extensive "mystery shopper", "mystery call" and focus group exercises in order to gain an insight into current levels of quality and to identify areas for further improvement.

Segmentation

In anticipation of the potential of the 3G technology, SUNDAY has reorganised its operations around distinct customer segments which centre on demographic attributes such as age, ethnicity and lifestyle as well as customer behaviour patterns. There was also increased use of quality assurance techniques to improve and monitor service delivery. The customer-oriented segmentation approach has enabled us to gain insights into how better to tailor our service offerings and to deliver tailored services to different customer segments, which will be vital to attracting and retaining customers in the 3G era.

The efforts started to bear fruit in 2004. SUNDAY recorded strong growth in data service revenues, which rose by 32% as compared with 2003. The youth segment has also shown strong and continued growth in subscriber numbers and a higher than average ARPU since its launch in 2003.

Efficiency

SUNDAY has been far-sighted in implementing a number of efficiency initiatives since 2002, including the establishment of an operations centre in Shenzhen, China. Its ability to operate with a lean and efficient structure is therefore proving to be an important competitive advantage. Total operating expenses (excluding depreciation) in 2004 was 12%, or HK$75 million, lower than that in 2003, despite the impact of initial start-up costs incurred for its 3G roll-out.

3G roll-out

The data services introduced by SUNDAY to date are an important precursor to its future 3G services, since the 3G technology is expected to move consumers further away from the commoditised mass market of mobile voice communications towards ever more tailored multimedia mobile services. SUNDAY's efforts have allowed the Group to post a strong increase in data service revenues, which rose by 32% to HK$82 million in 2004, while its share of total mobile service revenues also increased to 9% by December

Management Discussion and Analysis

2004. The growth was particularly encouraging as it pointed to the more marked shift towards more data services that will occur in 2005 as the 3G technology gains mainstream adoption as more new and affordable 3G handsets become available in the market.

SUNDAY's partnership with Huawei, which is a leading telecommunications equipment manufacturer based in Shenzhen, China, provides important competitive advantages for the Group. It has strengths in areas that will be critical to success in the 3G arena, including the IP core network platform and service creation as well as an end-to-end solution. The proximity of Huawei's base in Shenzhen to Hong Kong gives SUNDAY a significant edge over its rivals in developing tailor-made services and launching them quickly.

The technical infrastructure will be ready for launch in 2005. During 2004, the Group successfully implemented the network roll-out plan on schedule.

The Group has worked smoothly with other best-of-class vendors to deploy a number of key operating systems, including new billing and business intelligence systems and a complete website revamp.

SUNDAY also appointed a new marketing agency during the year to advise on the 3G launch. The 3G technology offers the opportunity to make life more fun through a wide variety of entertaining content, intriguing handsets and innovative services. This promise of the technology aligns with SUNDAY's brand perception.

Therefore, SUNDAY's 3G strategy is firmly in place and management has made decisions on timing, technology partnership and marketing that will give SUNDAY a competitive advantage.

Sales of Mobile Phones and Accessories

Revenue from sales of mobile phones and accessories increased by 17% to HK$127 million. The business made a gross loss of HK$17 million as compared with a gross loss of HK$24 million in 2003, despite an increased use of handset promotions in the market to help upgrade existing customers for ongoing retention programmes and to acquire new customers. The improvement was mainly attributable to the adoption of the future-focused strategy — offering handset subsidy promotions for products which are most likely to encourage an increase in data usage, and the introduction of premium phones, such as the Mitsubishi M900 phone, the first mobile phone with a 2 mega-pixel camera launched in Hong Kong.

Management Discussion and Analysis

FINANCIAL REVIEW

Turnover and Gross Profit

Total turnover for the year declined 8%, or HK$101 million, as compared with 2003 to HK$1,159 million. The decrease was mainly attributable to aggressive price promotions by operators during the year.

Gross profit in 2004 decreased by 14% to HK$802 million as compared with 2003, mainly due to lower tariff rates and lower mobile services revenue.

Revenues from mobile services and the sales of mobile phones and accessories accounted for 89% and 11%, respectively, of the total turnover in 2004.

Operating Expenses (Excluding Depreciation)

Operating expenses (excluding depreciation) in 2004 reduced by 12% to HK$544 million and fell slightly from 54% to 53%, as a percentage of mobile services revenue, as compared with 2003. This was achieved while improving service and network quality and additional operating costs resulting from the 3G network roll-out. The continued decrease in operating expenses over the past few years has been a direct result of the various efficiency improvement initiatives implemented since 2002 and continued tight cost control.

Significant savings were made in all cost components. In particular, both the salary and related costs and other operating costs decreased by 15% and 13%, respectively, in 2004 despite an increase in headcount and the 3G roll-out. This largely reflects the efficiency gains resulted from the set-up of an operations centre in Shenzhen in 2002, which has also provided better service quality.

The results for the year ended 31st December 2004 are set out as follows:
	Year ended 31st December
		2004		2003
	Group	3G business	2G business	Group
	(HK$ million)	(HK$ million)	(HK$ million)	(HK$ million)

Operating expenses (excluding depreciation)	544	41	503	619

EBITDA	261	(41)	302	315

Net profit/(loss)	6	(43)	49	27

Management Discussion and Analysis

Operating expenses for 2G operations in 2004 amounted to HK$503 million, a 19% decrease as compared with 2003. As a percentage of mobile service revenue, the operating expenses for 2G operations fell from 54% in 2003 to 49% in 2004.

EBITDA

EBITDA for the year amounted to HK$261 million, a decrease of 17% as compared with 2003. The decrease was mainly attributable to a decrease in service revenue resulting from intense market competition and 3G related operating costs.

EBITDA represents earnings before interest income, finance costs, taxation, depreciation, amortisation and share of loss from a joint venture.

Profit for the year

Finance cost for 2004 amounted to HK$26 million, HK$26 million less than 2003. The decrease was mainly due to lower average debt level and lower average borrowing rates in 2004 as compared with 2003.

The Group recorded a net profit of HK$6 million as compared with a net profit of HK$27 million in 2003. The decrease in net profit was mainly attributable to the decrease in service revenues and the 3G related operating costs.

CAPITAL EXPENDITURE

Capital expenditure for 2004 amounted to HK$356 million, which was mainly incurred for the roll-out of the 3G network. The capital expenditure also included capitalised 3G licence fees and 3G operating expenses of HK$50 million and HK$30 million, respectively.

The Group's 2G/2.5G mobile network is substantially complete. Capital expenditure incurred for 2G/ 2.5G network in 2004 was mainly for the ongoing enhancements in the service quality and coverage of the mobile network.

Capital expenditure in 2005 is expected to increase further as the Group's 3G network will be substantially completed in 2005. It is expected that total capital expenditure for the construction of the 3G network over a three-year period up to 2006 will amount to HK$1.2 billion.

Management Discussion and Analysis

LIQUIDITY AND FINANCIAL RESOURCES

Cash flow from operations

Net cash inflow from operating activities of the Group in 2004 amounted to HK$185 million, a decrease of HK$57 million over 2003. The decrease in cash inflow from operating activities primarily resulted from lower service revenues.

Financing

In 2004, the capital expenditure and working capital requirements of the Group were mainly funded by cash flow generated from operating activities and the long-term loan facilities provided by Huawei Tech.

In January 2004, Mandarin Communications Limited ("Mandarin"), the Company's main operating subsidiary, repaid the outstanding principal of HK$721 million and accrued interest of the bank and vendor loans.

In May 2004, Mandarin and the Company entered into a supply contract and a facility agreement with Huawei Tech. in respect of the supply of the 3G network and the provision of the long-term financing in relation thereto. In November 2004, a supplemental agreement to the supply contract and an amendment and restatement agreement relating to the facility agreement were signed to give Mandarin flexibility to purchase and install the most technologically advanced equipment available. The amendment and restatement agreement relating to the facility agreement comprises the following loan and credit facilities:

  an equipment supply facility of HK$1,208 million;
  a general facility of HK$500 million; and
  a 3G performance bond facility.

In 2004, HK$178 million was drawn from the equipment supply facility to pay for invoices issued under the supply contract, of which HK$105 million was non-cash drawdown. The facility has a term of 7.5 years and the outstanding loans are repayable by eight semi-annual instalments commencing four years after the date of the facility agreement.

The general facility of HK$500 million had been fully drawn, of which HK$75 million was repaid during the year. As at 31st December 2004, the outstanding balance was HK$425 million. The next repayment amounts to HK$75 million, which will be made in July 2006, and the remaining balance will be repaid by instalments until July 2011.

Management Discussion and Analysis

The 3G performance bond facility is for the issuance of the performance bonds required by the Office of Telecommunications Authority ("OFTA") in the years 2004 — 2010 (inclusive) under the term of the 3G licence. In October 2004, a performance bond of HK$211 million was issued to OFTA under this facility.

As security for the provision of the above loan and credit facilities under the facility agreement, Huawei Tech. was granted a security package with terms that are standard for similar project financing arrangements which includes a charge over all the assets, revenues and shares of certain wholly-owned subsidiaries of the Company and a corporate guarantee by the Company. Huawei Tech. also benefits from representations, financial covenants and general covenants customary to transactions of this nature.

As at 31st December 2004, the Group had total long-term loans (before deferred charges) of HK$603 million, and cash reserves of HK$116 million. Net debt (total bank and vendor loans less cash reserves) amounted to HK$487 million, and the net debt-to-equity ratio was 69% as at 31st December 2004. The long-term loans outstanding as at 31st December 2004 will mature in the following periods:
HK$'000

Within one year	—
In the second year	75,000
In the third to fifth year	239,074
After the fifth year	289,074

603,148

FOREIGN EXCHANGE EXPOSURE

Substantially all revenues, expenses, assets and liabilities are denominated in Hong Kong dollars.

International roaming payables and receivables are netted and settled on a monthly basis in Special Drawing Rights ("SDR"). As at 31st December 2004, the net SDR-denominated payables were insignificant. The Group has not experienced significant foreign exchange movements and does not anticipate foreign exchange losses as long as the Hong Kong SAR Government's policy to peg the Hong Kong dollar to the US dollar remains in effect. The Group will continue monitor its foreign exchange exposure and market conditions to determine if any hedging is required.

Management Discussion and Analysis

KEY RISKS

The business performance of the Group is subject to market competition and regulatory changes. Some forward looking statements made in this report with respect to SUNDAY's corporate plans or strategies are made based on management's assumptions and beliefs in the light of the information currently available to it.

The key risks include, without limitation, the following:

  Increased competition may reduce market share or revenues.
  Delays in the roll-out of the 3G network and limited choice and availability of 3G handsets may hinder the deployment of new technologies.
  Expected benefits from investments in the networks, licences and new technologies may not be realised.
  Regulatory decisions and changes could adversely affect the Group's business.
  ARPU may not be increased by the introduction of new services.

EMPLOYEES AND SHARE OPTION SCHEME

The Group had a total of 773 employees as at 31st December 2004, of which 502 were in Hong Kong and 271 were in Shenzhen. Total salaries and related costs incurred in 2004 amounted to HK$129 million as compared with HK$152 million in 2003. The Group offers comprehensive remuneration and benefits packages to all employees. Remuneration of employees is maintained at competitive levels, and promotion and salary increments are assessed based on individual and Group performance. Other staff benefits include Mandatory Provident Fund schemes, subsidised medical care and subsidies for external educational and training programmes.

The Group has adopted a new share option scheme and terminated the share option scheme adopted in 2000 (the "Old Scheme'') on 22nd May 2002. Upon the termination of the Old Scheme, no further options will be offered thereunder but the provisions of the Old Scheme will remain in full force and effect in respect of the existing options granted. Details of the share option schemes and the share options outstanding are disclosed in note 22 of the accounts.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this report may be viewed as "forward-looking statements". Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations of the Company implied by such forward-looking statements.

Corporate Governance

SUNDAY is committed to ensuring high standards of corporate governance in the interests of shareholders and takes care to identify practices designed to achieve effective oversight, transparency and ethical behaviour.

BOARD OF DIRECTORS

The Board of Directors comprises five Executive Directors, three independent Non-executive Directors and two Non-executive Directors. The Directors, except the Co-Chairmen and the Group Managing Director, are subject to retirement by rotation and re-election at the annual general meeting in accordance with the provisions of the Company's Articles of Association. Subject to shareholders' approval of the modification to the Company's Articles of Association in the coming annual general meeting, all Directors (including the Co-Chairmen and Group Managing Director) will be subject to retirement by rotation and re-election after the 2005 annual general meeting.

The Board schedules to meet at least four times a year to determine overall strategic direction and objectives and approve interim and annual results, budgets and other significant matters. All Directors are encouraged to take independent professional advice at the Company's expense in performance of their duties if necessary. The roles of the Co-Chairmen and the Group Managing Director are distinct and segregated with a clear division of responsibility. The role of Non-executive Directors is to enhance independence and objectivity of the Board's deliberations and decisions.

Frequency of Meetings and Attendance

Five full Board meetings were held during the year with an average attendance rate of 77% (2003: 80%). The attendance at board meetings is set out below:
Board Members	Meetings Attended/Held

Richard John Siemens	4/5
Edward Wai Sun Cheng	4/5
William Bruce Hicks	5/5
Kuldeep Saran	5/5
Andrew Chun Keung Leung	5/5

John William Crawford	5/5
Henry Michael Pearson Miles	4/5
Robert John Richard Owen	4/5

Kenneth Michael Katz (appointed on 16th January 2004)	3/5
Hongqing Zheng	0/5
Simon Murray (resigned on 24th September 2004)	1/3

Corporate Governance

Remuneration

In 2004, total Directors' remuneration amounted to HK$11 million (2003: HK$11 million).

Remuneration of the Directors was reviewed and approved by the Remuneration Committee. Remuneration of the Group Managing Director and the Executive Directors is prudently designed to attract, motivate and retain them to formulate strategies and to oversee operational matters of the Group and to reward them for enhancing value to the shareholders. The Group Managing Director is also entitled to a discretionary bonus which is assessed based on both individual and Group performance.

Independence

The independent Non-executive Directors of the Company and their immediate family receive no payments from the Company or its subsidiaries (except the director fees). No family member of any independent Non-executive Directors is employed as an executive officer of the Company or its subsidiaries, or has been so in the past three years. The independent Non-executive Directors are subject to retirement by rotation and re-election at the annual general meeting in accordance with the provisions of the Company's Articles of Association. Each independent Non-executive Director has provided a confirmation of his independence to the Company. The Company considers each independent Non-executive Director to be independent with reference to the independence guidelines set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

COMMITTEES

The Board has established a number of committees with a variety of functions, to assist in the management and oversight of the Group.

Executive Management Committee

The Executive Management Committee consists of the Executive Directors of the Board. The committee's principal functions include formulating strategies and overseeing operational matters of the Group under the direct authority of the Board. The committee meets regularly each month and on an ad hoc basis as required with the senior management of the Group, and engages in frequent informal discussions.

Audit Committee

The Audit Committee of the Board of Directors was established with written terms of reference that set out the authorities and duties of the committee adopted by the Board. The committee re-assesses the Audit Committee Charter on an annual basis. The committee comprises three independent Non-executive Directors. One of these Directors, Mr. John William Crawford, has appropriate professional qualifications and experience in financial matters. The committee meets regularly with the external auditors and the Group's internal audit personnel and management. None of the members of the committee has any personal financial interests (other than as shareholders) or conflicts of interest arising from day-to-day involvement in the running of the business.

Corporate Governance

The committee's principal duties include approving the nature and scope of both the statutory and internal audits, considering and approving the interim and annual accounts of the Group, and reviewing the adequacy and effectiveness of the accounting and financial controls of the Group. The committee meets at least twice a year and on an as-needed basis. It also follows up regularly with management regarding management actions arising from the audits.

The committee has reviewed the annual and interim results during the year and was content that the accounting policies of the Group are in accordance with the current best practices in Hong Kong and the United States.

Three meetings were held during the year and the attendance at meetings is set out below:
Audit Committee Members	Meetings Attended/Held

John William Crawford	3/3
Henry Michael Pearson Miles	2/3
Robert John Richard Owen	3/3
Simon Murray (resigned on 24th September 2004)	1/2

Remuneration Committee

The Remuneration Committee is responsible for reviewing the remuneration of the Directors and officers of the Company, and other matters relating to remuneration, as directed by the Board from time to time. The committee consists of the Company's two Co-Chairmen and an independent Non-executive Director, Mr. Henry Michael Pearson Miles. None of the members of the committee has any personal financial interests (other than as shareholders) or conflicts of interest arising from day-to-day involvement in the running of the business. No Director plays a part in any discussion about his own remuneration.

Share Option Committee

A committee consisting of the Company's two Co-Chairmen was formed in 2000 to deal with the granting of share options under the Company's Share Option Scheme. In each case, the grant of options to a Director, chief executive or substantial shareholder of the Company, or any of their respective associates, requires approval by the Company's independent Non-executive Directors.

INTERNAL AUDIT

An internal audit function was established in May 2001 with an Internal Audit Charter approved and adopted by the Audit Committee. The internal audit function is an independent unit established within the Group, which provides to the Board of Directors an independent appraisal of the Group's systems of internal controls by means of conducting reviews to evaluate the adequacy and effectiveness of the controls established to safeguard shareholders' investments and the Group's assets. The head of the internal audit has a direct reporting line to the Audit Committee.

Corporate Governance

EXTERNAL AUDITORS

During the year, the fees paid to PricewaterhouseCoopers, the auditors of the Company, for audit services, including independent review of interim results and annual results filed to the US Securities and Exchange Commission, amounted to HK$1,288,000 (2003: HK$1,100,000). Apart from these audit services, PricewaterhouseCoopers also provides other permissible services which have been pre-approved by the Audit Committee, including tax advisory and reviews of the Company's compliance with certain regulatory requirements. The fees of such permissible services amounted to HK$616,000 in 2004 (2003: HK$449,000).

CODES AND POLICIES

Code of Best Practice

The Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules which was in force prior to 1st January 2005, except that Non-executive Directors of the Company were not appointed for a specific term but are subject to retirement by rotation and re-election at the annual general meeting in accordance with the provisions of the Company's Articles of Association.

Related Party Transactions Policy

The Company has formulated a policy on the review and approval of the related party transactions since March 2003. Related party transactions are periodically reviewed and approved by the Audit Committee. Significant related party transactions undertaken by the Group during the year are set out in note 28 to the accounts. All such related party transactions were undertaken in the ordinary course of business of the Group, on normal commercial terms, and complied with the policy.

Code of Ethics

In September 2003, the Company adopted a Code of Ethics that applies to the Company's principal executive officer and senior financial officers. The code emphasises the role of the principal executive officer and senior financial officers in the conduct and practice of financial management and lays down the key principles that they shall follow and advocate, which include honest and ethical conduct; full, fair, accurate, timely and understandable disclosure; compliance with governmental laws and regulations; prompt internal reporting; and accountability for adherence to the code.

Whistleblower Policy

In September 2003, a Whistleblower Policy was established to facilitate the reporting of improper activities relating to fraud against shareholders, or questionable accounting, internal accounting controls or auditing matters. Any whistleblower complaints can be reported to the Internal Audit or the Audit Committee Chairman; or directly to the Audit Committee Chairman on a confidential and anonymous basis via the means set out in the policy. The Audit Committee will investigate each matter so reported and take corrective and disciplinary actions, if appropriate.

Corporate Governance

Securities Dealing Code

In March 2004, the Company revised its Securities Dealing Code (the "Code") to align with the amendments of the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in the Listing Rules. The revised Code sets out the principles applying to dealings in the Company's shares and other securities. It applies to all Directors and to all employees to whom the Code is given and who are informed that they are subject to its provisions. The Directors and all the relevant employees must comply strictly with the terms of the Code. Any breach of the Code would be regarded as a very serious disciplinary matter. The Company has confirmed that the Directors have complied with the required standard set out in the Model Code and Code.

Code of Conduct and Ethics

In April 2004, the Company amended its code of conduct and ethics to comply with the corporate governance standards of the NASDAQ National Market. The code is intended to promote the well-being of the all employees, officers and directors in the workplace, and advocate high standards of professional conduct and work performance, with the guiding principles of honesty, fairness, forthrightness and adherence to the spirit and letter of the code.

SHAREHOLDERS' INFORMATION

Major Shareholders and Spread of Shareholders

The shares of the Company are listed on the Stock Exchange of Hong Kong and NASDAQ National Market in the United States. Each American Depositary Share represents ownership interest in 100 ordinary shares (or the right to receive 100 ordinary shares). As at 31st December 2004, the Company had 2,990,000,000 shares in issue, each with a par value of HK$0.10. At that date, the Company had 28,611 registered shareholders in Hong Kong.

As at the date of this report, the major shareholders of the Company and the geographic spread of shareholders were as below:
Beneficial Shareholders	Number of Ordinary Shares	Percentage

Distacom Communications Limited	1,380,000,000	46.2%
USI Holdings Limited	410,134,000	13.7%
Huawei Tech. Investment Co., Limited	239,784,000	8.0%
Others	960,082,000	32.1%

Geographic Spread		Percentage

Hong Kong		98.8%
United States of America		1.2%

Note: Shareholdings are based on publicly available information in Hong Kong and the United States.

Corporate Governance

Distacom Communications Limited is a private holding company with interests in multiple wireless investments. The Distacom group currently has holdings in Hong Kong, India and Madagascar.

The shares of USI Holdings Limited are listed on the Stock Exchange of Hong Kong. USI invests in and operates a balanced range of businesses. The three areas of operation are apparel, property and strategic investments.

Huawei Tech. Investment Co., Limited is a subsidiary of Huawei Technologies Co., Ltd. which is a leading telecommunications equipment supplier in China. It specialises in development, production and marketing of communications equipment, providing customised network solutions for telecom carriers.

Based on publicly available information in Hong Kong and the United States as at 30th March 2005, there was a sufficiency of public float of the Company's shares as required by the Listing Rules.

Share Performance

In 2004, 3.7 billion SUNDAY's shares were traded on the Stock Exchange of Hong Kong at a value of HK$1.99 billion, compared with a trading volume of 4.57 billion shares at a value of HK$1.36 billion in 2003. SUNDAY's share price was HK$0.435 as at 31st December 2004 and its market capitalisation was HK$1.30 billion. In 2004, the highest trading price for SUNDAY's shares was HK$0.76 and the lowest was HK$0.31. As at 30th March 2005, SUNDAY's share price was HK$0.450 and its market capitalisation was HK$1.35 billion.

Communication with Shareholders

Communication with shareholders is given high priority. Extensive information about the Group's activities is provided in the annual report and the interim report. SUNDAY website provides regularly updated information of interest to shareholders, and a channel for enquiries and feedback. SUNDAY also maintains regular communications with investors.

Enquiries on matters relating to shareholdings and the business of the Group are welcome, and are dealt with in an informative and timely manner. The Group encourages all shareholders to attend the annual general meeting.

People and Community

SUNDAY continued to make every effort during 2004 to be a caring company in relation to employees, the wider community and the environment.

OUR PEOPLE

As a company committed to attracting and retaining the talent it needs to succeed in competitive markets, during the year SUNDAY worked hard to provide a rewarding and stimulating work environment.

As at 31st December 2004, SUNDAY employed 502 people in Hong Kong and 271 at its operations in Mainland China. Employees are remunerated based on market norms, supported by a range of benefits including annual leave and medical insurance.

We provide our employees with opportunities for personal and professional development, in 2004 organising 271 training events that achieved a total of 1,667 man-days of training.

SUNDAY maintains a work force free of bias by race, sex and disability, encouraging participation by initiatives such as providing special PC monitors and specialised software for weak-sighted employees. Throughout the year, SUNDAY also made efforts to ensure a family friendly work environment by providing compassionate leave, flexible work schedules, and counselling during family crises.

COMMUNITY ENGAGEMENT

SUNDAY regards engagement with the community as an important aspect of its business and supports charitable and sponsorship activities with a focus on youth and the environment. Through these commitments, we aim to help younger people to realise their full potential and to set an example on how one organisation can unite its employees to raise environmental and community awareness.

During 2004, SUNDAY continued its sponsorship of youth athletics with a particular focus on ice-hockey and adventure sports. Our sponsorship included the Outward Bound Adventure Youth Race, SUNDAY Night Hockey League and the Rugby Sevens World Cup. In addition, we have made contributions including donations of cash and/or mobile products and services to support a number of charity organisations and fund-raising events, including Lifeline Express, Anti-Domestic Violence, Riding for the Disabled Association, and Helping Hand's Cookie Campaign 2004. The company has also donated hundreds of personal computers to Caritas in support of its PC recycling scheme, and provides storage free of charge for the Make A Wish Foundation.

As a result, SUNDAY continues to qualify as a "Caring Company" under the scheme run by the Hong Kong Council of Social Service.

People and Community

In addition, we responded to the terrible tragedy of the tsunami that swept Southeast Asia at the turn of the year. SUNDAY worked with the Hong Kong Police to contact citizens reported missing with SUNDAY phone numbers. On our own initiative, we analysed roaming calls during the period in the countries affected and contacted users who were in affected areas at the time. We also organised fund-raising via SMS to enable subscribers to donate funds easily to leading tsunami relief organisations.

ENVIRONMENT

SUNDAY takes care to minimise the environmental impact of its operations. Throughout the year, we conducted Green Office activities to achieve a number of environmentally-friendly milestones for the Group. These included reducing the use of electricity in the office by 5%. The Group also joined the Wastewise Scheme, organised by the Environmental Protection Department and Hong Kong Productivity Council, to collect paper, aluminum cans and plastic bottles for recycling.

Board of Directors

Executive Directors

Mr. Richard John Siemens, 60, Co-Chairman and Executive Director, has been with the Group since 1995. Mr. Siemens is chairman and a founding member of Distacom Communications Limited and co-chairman and a founding member of Mandarin Communications Limited. He is also the chairman of e-Kong Group Limited. Born and raised in Canada, Mr. Siemens was trained as a Chartered Accountant and came to Hong Kong in 1979. In 1984, he formed Hutchison Telephone Company Limited in partnership with Hutchison Whampoa and Motorola. Mr. Siemens, as group managing director of Hutchison Telecommunications Limited, was instrumental in the establishment of other well-known companies including AsiaSat, STAR TV and Metro Radio and Hutchison's move into the European wireless business with "Orange".

Mr. Edward Wai Sun Cheng, 49, Co-Chairman and Executive Director, is a founding member of Mandarin Communications Limited and has been with the Group since 1995. Mr. Cheng is also currently the chief executive of USI Holdings Limited. USI, a publicly listed company on the Stock Exchange, is a member of the Wing Tai Asia group. Active in public and community services, Mr. Cheng is the chairman of the Urban Renewal Authority, a member of the Hong Kong SAR Government's Steering Committee on Innovation and Technology, the Advisory Committee on Corruption of the Independent Commission Against Corruption, the Council of the Hong Kong Institute of Certified Public Accountants and the Council of City University of Hong Kong.

Mr. William Bruce Hicks, 43, Group Managing Director, has been with SUNDAY since the Company's inception in 1995 when he led the team which successfully acquired SUNDAY's PCS licence. He has been a partner and director of Distacom Communications Limited of Hong Kong since 1994. Prior to joining Distacom, Mr. Hicks was at Hutchison Telecom, where he was responsible for technical operations in Hong Kong and actively involved in new business development in Asia and Europe. Mr. Hicks, a Canadian, began his career with Motorola Inc. in the United States. He received his BSEE degree from Michigan Technological University in 1983 and an MBA from the International Management Institute in Geneva, Switzerland in 1987.

Mr. Kuldeep Saran, 53, Executive Director, has been a director of Mandarin Communications Limited since 1998. He is an executive director of Distacom Communications Limited and deputy chairman of e-Kong Group Limited. Mr. Saran has extensive experience in developing, building and managing global telecommunications and other businesses. He spent several years with a major international bank. He holds a Bachelors degree in engineering and an MBA.

Board of Directors

Mr. Andrew Chun Keung Leung, 48, Executive Director, has been a director of Mandarin Communications Limited since 1997. He graduated from the University of Hong Kong with an Honours Bachelors degree in Laws and a Post Graduate Certificate in Laws. Between 1980 and 1987, Mr. Leung practiced corporate finance law in Hong Kong and Sydney, Australia. Thereafter, until 1990, Mr. Leung served as a banker in the Asian investment banking divisions of two major international investment banks. Between 1990 and 1993, Mr. Leung initiated and structured a number of key infrastructure projects in Thailand's communications and mass transit sectors. From 1993 to 1997, he was the executive director of World-Wide (Holdings) Limited, a company specialising in direct investment activities for the Worldwide Investment Group, which was founded by Sir Y.K. Pao. Mr. Leung is responsible for overseeing USI's communications and technology investments, including its interests in the Group.

Non-executive Directors

Mr. Kenneth Michael Katz, 36, Non-executive Director, joined the Board of the Company in January 2004. Mr. Katz has 13 years experience in project finance, direct investment and private equity fund management. Since early 2003, Mr. Katz has formed his own private equity advisory business Westlank Advisors Pte. Ltd. and is currently managing director of the firm. Prior to that, he was a director of Emerging Markets Partnership, a private equity fund management company, responsible for managing an emerging markets Asia investment fund. Previously, Mr. Katz was the head of Edison Capital in Asia Pacific overseeing the firm's direct investment efforts. Mr. Katz graduated with a Bachelor of Arts degree in economics from the University of California, Santa Barbara and also holds an MBA from the University of Michigan.

Mr. Hongqing Zheng, 57, Non-executive Director, has been with the Group since 1996 when he was appointed a director of Mandarin Communications Limited. He graduated from the planning and statistics department of the People's University of China and holds a Master's degree in economics. Mr. Zheng has over 25 years experience in economic development work and is a qualified senior economist. Prior to joining the Group, Mr. Zheng was a committee member of the State Commission for Restructuring Economic System and director of the Comprehensive Planning Department and general manager of the China Container Corporation. Mr. Zheng is also a director of China Travel Service (Holdings) Hong Kong Limited and holds chairmanships and directorships in various subsidiaries of China Travel Service (Holdings) Hong Kong Limited.

Board of Directors

Independent Non-excutive Directors

Mr. John William Crawford JP, 62, Independent Non-executive Director, joined the Board of the Company in November 2003. He was a founding partner of Ernst & Young, Hong Kong and vice chairman of the firm until he retired in 1997. During his 25 years in public accounting, he was also the chairman of the audit division of Ernst & Young and was active in a number of large private and public company takeover and/or restructuring exercises. He has continued such consultancy/advisory work in a private capacity since his retirement and is also the chairman of International Quality Education Limited. Mr. Crawford has been active in various community service areas such as being a founding member of UNICEF Hong Kong Committee and the Hong Kong Institute of Directors. In 1997, he was appointed a Justice of the Peace in Hong Kong. He is a member and was a governor for many years of the Canadian International School of Hong Kong. Mr. Crawford is an independent director and is a member of the Company's audit committee, where he acts as the designated financial expert.

Mr. Henry Michael Pearson Miles OBE, 68, Independent Non-executive Director, has been with the Company since January 2000. He is currently chairman of Johnson Matthey plc and Schroders plc, and a non-executive director of BP; all companies registered in the United Kingdom. Between 1984 and 1988, he was chairman of Swire Pacific Limited and Cathay Pacific Airways Ltd. He was also a non-executive director of Hongkong Bank 1984/88. Between 1976 and 1999, he was a director of John Swire and Sons (Hong Kong) Limited. Between 1988 and 1999, he was an executive director of John Swire & Sons Limited, to which he is now an advisor. Mr. Miles was a vice president of the China-British Trade Group from 1990 to 1999 and is a committee member of the Hong Kong Association. Mr. Miles is an independent director and is a member of the Company's audit committee.

Mr. Robert John Richard Owen, 65, Independent Non-executive Director, has been with the Company since January 2000. From 1979 to 1987, Mr. Owen held various positions with Lloyds Bank, including chairman of Lloyds Merchant Bank and director of Investment Banking of the Lloyds Bank group. In 1988, Mr. Owen was recruited by the Hong Kong Government as advisor on securities markets to lead the implementation of extensive reforms to the regulation and operation of Hong Kong's securities and futures markets. From 1989 to 1992, he served as the first chairman of the Securities and Futures Commission. Since 1992, Mr. Owen has held a number of concurrent positions which include chairman of Crosby Capital Partners Ltd. (from 2001), director of Nomura International (Hong Kong) Limited (from 1994), member of the Regulatory Council of the Dubai International Financial Centre (since 2002), council member, Lloyds of London (1993-1996), chairman of Techpacific Capital Ltd. (from 1999 to early 2004), chairman of the International Securities Consultancy Ltd. (from 2000), director of Singapore Exchange Limited (from 2004) and director of Citibank (Hong Kong) Ltd. (from 2005), as well as director of various other companies and investment funds. Mr. Owen is an independent director and is a member of the Company's audit committee.

Management Executives

Ms. Janet Ching Man Fung, 42, Group Director — Operations, overseeing Sales, Marketing & Communications, and Customer Care departments of the Group. Janet joined the Group in 1997 as Group Director — Finance and Company Secretary. She has extensive experience in public accounting, financial consultancy and management in Hong Kong and the PRC. Prior to joining the Group, she was the finance director of the Far East operations of Liz Claiborne Group. She holds a first class honours degree in management studies from the University of Hong Kong and is a fellow member of the Association of Chartered Certified Accountants (UK), the Hong Kong Institute of Certified Public Accountants, and a member of CPA Australia.

Mrs. Agnes Pik Yee Tang Mak, JP, 49, Group Director — Information Technology, joined the Group in February 2003. Agnes has over 20 solid years of experience in information technology, with a proven track record of using IT as a tool for business growth and performance improvement, operations, and cost control in alignment with business objectives, policies and priorities. Prior to joining the Group, Agnes was Head of IT of Mandatory Provident Fund Schemes Authority, Head IT — Asia Pacific North of British American Tobacco China and the director of MIS of The Gap (Far East) Ltd. Agnes is a distinguished fellow and past president of Hong Kong Computer Society. She is also a council member of Hong Kong Productivity Council, member of the Finance Committee of Hong Kong Housing Authority, and the IT Projects Vetting Committee and General Support Program Vetting Committee of the Innovation and Technology Fund.

Mr. Frankie Chun Keung Wong, 40, Group Director — Network Operations, joined the Group in 1996. He has over 16 years experience in planning, development, engineering and operation in mobile and fixed networks. Prior to joining the Group, Mr. Wong worked for Hutchison Telecom (Hong Kong) and was responsible for building the GSM and CDMA networks. Earlier, he was involved in a number of projects with Cable & Wireless HKT in switching, Intelligent Network, transmission and network management areas. He holds a first class honours degree in electrical & electronic engineering from the City University (London), and he is a chartered engineer, member of Institute of Electrical Engineers (UK) and The Hong Kong Institution of Engineers.

Dr. Henry Kam Heng Wong, 43, Group Director — New Technologies, joined the Group in 1996 following seven years at Hutchison Telecom (Hong Kong) Ltd, where he was senior manager in the Radio Systems Engineering Department of Hutchison Telephone Company Ltd. He was involved in the building of network, the first CDMA commercial system in the world. His academic qualifications include a BSc (Hons) in computer engineering from University of Manchester, a PhD in mobile radio telecommunications from University of Southampton and an MBA from the University of Hull.

Management Executives

Mr. Wai Lok Cheung, 38, Director — Legal & Regulatory, joined the Group in 2000. Mr. Cheung brings with him a wealth of experience in the legal and regulatory side of the telecommunications industry. Prior to joining SUNDAY, he was the general manager, legal, administration and procurement at Peoples Telephone Company. His academic qualifications include an LLB and LLM from the University of Wolverhampton, an MBA from Leicester University and Honours Diploma in Company Secretaryship and Administration from the Lingnan University. Mr. Cheung is an associate of The Institute of Chartered Secretaries and Administrators UK and the Hong Kong Institute of Company Secretaries.

Ms. Irene Kar Ling Ho, 37, Director — Marketing and Communications, joined the group in 2003, and brought with her over 14 years' experience in areas of public relations and marketing programme design. Prior to joining the Group, Irene worked for PCCW Ltd. as assistant vice president, corporate communications, where she took the role of identifying promotional opportunities for the PCCW group and overseeing the implementation of public relations programs for a wide spectrum of telecom products. She is also experienced in event marketing both in the telecom and the quasi-government sector including Hong Kong Trade Development Council and Hong Kong Tourist Association (now renamed the Hong Kong Tourism Board), where she managed a range of large-scale promotional events and trade fairs, both in Hong Kong and overseas.

Mr. Alex Kei Tung Kun, 33, Director — New Technologies, joined the Group in 1999. Alex is responsible for data products and services development and implementation, including content aggregation, strategic product and service planning, as well as project management and deployment. Prior to joining SUNDAY, Alex was the business development director of Next Media Interactive, Next Media Group. He holds a BSc in Computer Information Systems from Eastern Washington University and is a council member of the Hong Kong Wireless Technology Industry Association Limited.

Ms. Jady Yuk Ming Leung, 44, Director — Sales, joined the Group in 2004. She has over 20 years of working experience in marketing, sales, customer services and business management profession with over 12 years specifically in the telecommunications industry. Before joining the Group, Ms. Leung was the chief operating officer of Star Telecom Limited, and has extensive experience gained from various network operators such as Peoples and New World. Her wide range of experience includes the launching and operations of various telecommunications services ranging from paging, fixed network, cable TV and mobility services to the wholesaling and distribution of telecom products. She holds a Bachelor degree of Business Administration from the Chinese University of Hong Kong.

Management Executives

Mr. Raymond Wai Man Mak, 41, Director — Finance and Company Secretary, joined the Group in 1999. Raymond has extensive financial management, auditing and business consulting experience in Hong Kong and China. Prior to joining the Group, he was an audit manager at the Hong Kong Jockey Club and an experienced manager at an international audit firm. He holds an MBA from the University of Warwick, and is an associate member of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Association of Chartered Certified Accountants (UK).

Ms. Pauline Poh Gaik Ooi, 40, Director — Internal Audit, joined the Group in 2001. She has over 15 years of experience in audit and business development in the Asia-Pacific region. Prior to joining SUNDAY, Pauline was a manager of the internal audit team at PCCW responsible for a wide variety of audit related assignments, fraud and ad hoc investigations and special review projects. Pauline started her early career in the accounting firms in Deloitte Touche Tohmatsu and PricewaterhouseCoopers. She holds a Bachelor degree, majoring in Accounting & Information Systems, from the University of New South Wales in Australia and is a member of CPA Australia and the Hong Kong Institute of Certified Public Accountants.

Report of the Directors

The Directors have pleasure in presenting their report together with the audited accounts of the Company and its subsidiaries (collectively the "Group") for the year ended 31st December 2004.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The activities of the principal subsidiaries are set out in note 29 to the accounts.

An analysis of the Group's performance for the year by business segments is set out in note 4 to the accounts. The principal activities of the Group are carried out in Hong Kong.

RESULTS

The results of the Group for the year ended 31st December 2004 are set out in the consolidated profit and loss account on page 42.

DIVIDENDS

No interim dividend was paid for the year (2003: Nil). The Board does not recommend the payment of a final dividend for the year ended 31st December 2004 (2003: Nil).

FINANCIAL SUMMARY

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 80.

FIXED ASSETS

Movements in fixed assets of the Group during the year are set out in note 15 to the accounts.

RESERVES

Movements in the reserves of the Group and the Company during the year are set out in the statements of changes in shareholders' equity on page 45.

Pursuant to the Companies Law (Revised) of the Cayman Islands and the Company's Articles of Association, the share premium is distributable to shareholders provided that, immediately following the date on which the dividend is proposed to be paid, the Company will be able to pay off its debts as they fall due in the ordinary course of business.

As at 31st December 2004, the reserves of the Company available for distribution to shareholders amounted to HK$2,049,862,000 (2003: HK$2,059,979,000).

Report of the Directors

DONATIONS

During the year, the Group has participated in and made contributions to various charitable organisations and fund-raising events and continued its sponsorship of youth athletics. Further details are set out on the subject of people and community on pages 27 and 28.

Cash donations for charitable purpose made by the Group during the year amounted to HK$77,500 (2003: HK$59,000).

BORROWINGS

Details of the Group's bank loans and vendor loans are set out in note 23 to the accounts.

DIRECTORS

The Directors during the year and up to the date of this report were:
Executive Directors

Richard John Siemens	Co-Chairman
Edward Wai Sun Cheng	Co-Chairman
William Bruce Hicks	Group Managing Director
Kuldeep Saran
Andrew Chun Keung Leung

Non-executive Directors

Kenneth Michael Katz	(appointed on 16th January 2004)
Hongqing Zheng
Simon Murray	(resigned on 24th September 2004)

Independent Non-executive Directors

John William Crawford
Henry Michael Pearson Miles
Robert John Richard Owen

Under the existing Articles of Association of the Company, the Directors, except the Co-Chairmen and the Group Managing Director, are subject to retirement by rotation and re-election at the annual general meeting. In accordance with Article 87 of the Company's Articles of Association, Messrs. Robert John Richard Owen and Andrew Chun Keung Leung shall retire by rotation at the forthcoming annual general meeting ("AGM") and, being eligible, offer themselves for re-election.

Report of the Directors

Subject to shareholders' approval of the modification to the Company's Articles of Association in the AGM, all Directors (including the Co-Chairmen and Group Managing Director) are subject to retirement by rotation and re-election after the 2005 AGM.

None of the Directors offering themselves for re-election at the AGM has a service contract with the Company which is not determinable by the Company within one year without payment of compensation.

Details of Directors' remuneration are set out in note 14 to the accounts.

BIOGRAPHICAL DETAILS OF DIRECTORS AND MANAGEMENT EXECUTIVES

Biographical details of Directors and management executives are set out on pages 29 to 34.

DIRECTORS' SERVICE CONTRACTS

None of the Directors has entered into or is proposing to enter into a service contract with the Company or its subsidiaries which is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

DIRECTORS' INTERESTS IN CONTRACTS

No contracts of significance in relation to the Group's business to which the Company or any of its subsidiaries was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

MANAGEMENT CONTRACTS

No contracts of significance concerning the management and administration of the whole or any substantial part of the business of the Group were entered into or existed during the year.

RELATED PARTY TRANSACTIONS

Details of the significant related party transactions undertaken in the normal course of business are provided under note 28 to the accounts. None of these related party transactions constitutes a discloseable connected transaction as defined under the Listing Rules.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS IN SECURITIES

As at 31st December 2004, none of the Directors or the chief executive of the Company had any interests or short positions, in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange of Hong Kong pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

Report of the Directors

None of the Directors or the chief executive of the Company nor their spouses or children under 18 years of age had any interests in, or had been granted or exercised, any rights to subscribe for any securities of the Company or any of its associated corporations during the year.

At no time during the year was the Company or its subsidiaries a party to any arrangements to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN THE COMPANY

According to the register of substantial shareholders maintained by the Company pursuant to Section 336 of the SFO, the parties (other than a Director or chief executive of the Company), directly or indirectly, interested or deemed to be interested in 5% or more of the nominal value of the issued share capital of the Company as at 31st December 2004 were as follows:
		Number of	Percentage of
Name of shareholders	Note	shares	Shareholding

Distacom Communications Limited ("Distacom")	1	1,380,000,000	46.2%
Distacom International Limited	1	1,380,000,000	46.2%
Sinomax Capital Limited	1	1,380,000,000	46.2%
USI Holdings (B.V.I.) Limited	2	390,632,000	13.1%
USI Holdings Limited	2	390,632,000	13.1%
Huawei Tech. Investment Co., Limited		239,784,000	8.0%

Notes:

(1) These interests were held through Distacom's wholly-owned subsidiary, Distacom Hong Kong Limited.  Each of Distacom International Limited and Sinomax Capital Limited, by virtue of their respective corporate interests in Distacom, was taken to be interested in the same 1,380,000,000 shares in which Distacom was interested. These shares therefore duplicate each other.

(2) These interests were held through USI Holdings (B.V.I.) Limited's wholly-owned subsidiary, Townhill Enterprises Limited. USI Holdings Limited was taken to be interested in the same 390,632,000 shares in the Company by virtue of its corporate interests in USI Holdings (B.V.I.) Limited. These shares therefore duplicate each other.  According to the document filed with the Securities and Future Commission in the United States, USI Holdings Limited holds 410,134,000 shares, representing 13.7% of the issued share capital of the Company as at 31st December 2004.

(3) All the interests disclosed under this section represent long position in the shares of the Company.

Report of the Directors

Save as disclosed above, the Company has not been notified of any interest or short position in the shares, underlying shares or debentures of the Company or any associated corporations which would fall to be disclosed to the Company pursuant to Section 336 of the SFO.

PURCHASE, SALE OR REDEMPTION OF SHARES

During the year, the Company has not redeemed any of its shares, and neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares.

SHARE OPTION SCHEMES

Details of the Company's share option schemes are set out in note 22 to the accounts.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's Articles of Association although there are no restrictions against such rights under the laws in the Cayman Islands.

MAJOR CUSTOMERS AND SUPPLIERS

During the year, the Group earned less than 30% of its income from its five largest customers.

The percentages of purchases for the year attributable to the Group's major suppliers are as follows:
Percentage of purchases attributable to the Group's largest supplier	10%
Percentage of purchases attributable to the Group's five largest suppliers	28%

None of the Directors or their associates or any shareholders (which to the knowledge of the Directors owns more than 5% of the Company's share capital) has interests in any of the major suppliers noted above.

CORPORATE GOVERNANCE

The accounts for the year have been reviewed by the Audit Committee of the Board. The committee comprises three independent Non-executive Directors. One of these Directors, Mr. John William Crawford, has appropriate professional qualifications and experience in financial matters.

The Company has complied throughout the year with the Code of Best Practice as set out in Appendix 14 of the Listing Rules which was in force prior to 1st January 2005, except that Non-executive Directors of the Company were not appointed for a specific term but are subject to retirement by rotation and reelection at the annual general meeting in accordance with the provisions of the Company's Articles of Association.

Further details on the subject of corporate governance are set out on pages 21 to 26.

Report of the Directors

DIRECTORS' RESPONSIBILITIES FOR THE ACCOUNTS

The Directors are ultimately responsible for the preparation of the accounts for each financial year which gives a true and fair view. In preparing the accounts, appropriate accounting policies are selected and applied consistently.

AUDITORS

The accounts have been audited by PricewaterhouseCoopers who will retire at the forthcoming annual general meeting and, being eligible, offer themselves for re-appointment.

On behalf of the Board
Richard John Siemens	Edward Wai Sun Cheng
Co-Chairman	Co-Chairman

Hong Kong, 30th March 2005

Auditors' Report

TO THE SHAREHOLDERS OF
SUNDAY COMMUNICATIONS LIMITED
(Incorporated in the Cayman Islands with limited liability)

We have audited the accounts on pages 42 to 75 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31st December 2004 and the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 30th March 2005

Consolidated Profit and Loss Account

FOR THE YEAR ENDED 31ST DECEMBER 2004
		2004	2004	2003
	Notes	US$'000	HK$'000	HK$'000

Mobile services		132,739	1,031,689	1,150,570
Sales of mobile phones and accessories		16,330	126,920	109,471

Turnover	4	149,069	1,158,609	1,260,041
Cost of inventories sold and services provided	5	(45,865)	(356,479)	(330,069)

Gross profit		103,204	802,130	929,972

Other revenues		393	3,058	4,550
Network costs		(32,905)	(255,744)	(270,070)
Depreciation	15	(29,418)	(228,645)	(233,293)
Rent and related costs		(4,923)	(38,264)	(46,284)
Salaries and related costs	13	(16,583)	(128,889)	(152,020)
Advertising, promotion and other selling costs		(10,632)	(82,636)	(105,976)
Other operating costs		(5,034)	(39,126)	(45,020)

Profit from operations	4, 6	4,102	31,884	81,859

Interest income		28	218	2,526
Finance costs	7	(3,384)	(26,300)	(52,787)
Share of losses from a joint venture	16	(33)	(258)	(4,426)

Profit for the year	9	713	5,544	27,172

Earnings per share (basic and diluted)	10	0.02 cents	0.2 cents	0.9 cents

EBITDA	11	33,520	260,529	315,152

Consolidated BalanceSheet

AS AT 31ST DECEMBER 2004
		2004	2004	2003
	Notes	US$'000	HK$'000	HK$'000

Non-current assets
Fixed assets	15	158,038	1,228,316	1,101,899
Investment in a joint venture	16	—	—	—
Prepayment of 3G licence fees	17	5,361	41,667	91,667
Restricted cash deposits	18	145	1,130	1,699

		163,544	1,271,113	1,195,265

Current assets
Inventories	19	1,784	13,868	11,621
Trade receivables	20	9,478	73,665	81,069
Prepayment of 3G licence fees	17	6,433	50,000	50,000
Deposits, prepayments and other receivables		14,003	108,831	82,677
Restricted cash deposits	18	—	—	209,643
Bank balances and cash		14,740	114,565	102,413

		46,438	360,929	537,423

Current liabilities
Trade payables	21	7,749	60,227	71,600
Other payables and accrued charges		26,484	205,841	152,791
Subscriptions received in advance		8,858	68,847	87,567
Current portion of long-term loans	23	—	—	296,368

		43,091	334,915	608,326

Net current assets/(liabilities)		3,347	26,014	(70,903)

		166,891	1,297,127	1,124,362

Financed by:
Share capital	22	38,470	299,000	299,000
Reserves		52,037	404,448	398,904

Shareholders' equity		90,507	703,448	697,904

Long-term liabilities
Long-term loans	23	76,263	592,740	425,000
Subscriptions received in advance		121	939	1,458

		76,384	593,679	426,458

		166,891	1,297,127	1,124,362

On behalf of the Board

Richard John Siemens	Edward Wai Sun Cheng
Co-Chairman	Co-Chairman

Company Balance Sheet

AS AT 31ST DECEMBER 2004
		2004	2004	2003
	Notes	US$'000	HK$'000	HK$'000

Non-current assets
Investments in subsidiaries	29	302,213	2,348,891	2,360,501

Current assets
Prepayments and other receivables		149	1,163	530
Bank balances and cash		10	77	77

		159	1,240	607

Current liabilities
Other payables and accrued charges		163	1,269	2,129

Net current liabilities		(4)	(29)	(1,522)

		302,209	2,348,862	2,358,979

Financed by:

Share capital	22	38,470	299,000	299,000
Reserves		263,739	2,049,862	2,059,979

Shareholders' equity		302,209	2,348,862	2,358,979

On behalf of the Board

Richard John Siemens	Edward Wai Sun Cheng
Co-Chairman	Co-Chairman

Statements of Changes in Shareholders' Equity

FOR THE YEAR ENDED 31ST DECEMBER

Group

		Reserve
		arising			Total
	Share	from the	Share	Accumulated	shareholders'
	capital	Reorganisation	premium	losses	equity
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000

As at 1st January 2003	299,000	1,254,000	2,124,424	(3,006,692)	670,732
Profit for the year	—	—	—	27,172	27,172

As at 31st December 2003	299,000	1,254,000	2,124,424	(2,979,520)	697,904

As at 1st January 2004	299,000	1,254,000	2,124,424	(2,979,520)	697,904
Profit for the year	—	—	—	5,544	5,544

As at 31st December 2004	299,000	1,254,000	2,124,424	(2,973,976)	703,448

Company

					Total
		Share	Share	Accumulated	shareholders'
		capital	premium	losses	equity
		HK$'000	HK$'000	HK$'000	HK$'000

As at 1st January 2003		299,000	2,124,424	(55,044)	2,368,380
Loss for the year		—	—	(9,401)	(9,401)

As at 31st December 2003		299,000	2,124,424	(64,445)	2,358,979

As at 1st January 2004		299,000	2,124,424	(64,445)	2,358,979
Loss for the year		—	—	(10,117)	(10,117)

As at 31st December 2004		299,000	2,124,424	(74,562)	2,348,862

Consolidated Cash Flow Statement

FOR THE YEAR ENDED 31ST DECEMBER

		2004	2004	2003

	Notes	US$'000	HK$'000	HK$'000

Net cash inflow from operating activities	24(a)	23,791	184,907	241,914

Investing activities
Advance to a joint venture		(33)	(258)	(1,104)
Purchases of fixed assets		(18,449)	(143,387)	(73,409)
Proceeds from disposals of fixed assets		21	163	66
Decrease/(Increase) in restricted cash deposits		27,046	210,212	(52,721)
Payment of financing costs	7	(593)	(4,611)	—

Net cash inflow/(outflow) from investing activities		7,992	62,119	(127,168)

Net cash inflow before financing		31,783	247,026	114,746

Financing activities	24(b)
Repayment of bank loans		(30,879)	(240,000)	(180,000)
Repayment of vendor loans — Nortel	23	(61,928)	(481,324)	(134,550)
Repayment of long-term vendor loans — Huawei	23	(9,650)	(75,000)	—
Increase in vendor loans — Nortel	23	—	—	252,778
Increase in long-term vendor loans — Huawei	23	73,713	572,917	—
Payment of deferred charges		(1,475)	(11,467)	—
Capital element of finance lease payments		—	—	(138)

Net cash outflow from financing		(30,219)	(234,874)	(61,910)

Increase in cash and cash equivalents		1,564	12,152	52,836
Cash and cash equivalents at 1st January		13,176	102,413	49,577

Cash and cash equivalents at 31st December		14,740	114,565	102,413

Analysis of balances of cash and cash equivalents
Bank balances and cash		14,740	114,565	102,413

Notes to the Accounts

1   BASIS OF PREPARATION

The accounts have been prepared under the historical cost convention and in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

2   RECENTLY ISSUED ACCOUNTING STANDARDS

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and related interpretations ("new HKFRSs") which are effective for accounting periods beginning on or after 1st January 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31st December 2004. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

3   PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these accounts are set out below.

(a) Group accounting

(i) Consolidation

The consolidated accounts of the Group incorporate the accounts of the Company and its subsidiaries made up to 31st December. Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meetings of the board of directors. The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for any impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

Notes to the Accounts

(ii) Joint venture

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

The consolidated profit and loss account includes the Group's share of the results of the joint venture for the year, and the consolidated balance sheet includes the Group's share of the net assets of the joint venture.

When an indication of impairment exists, the carrying amount of the investment in joint venture is assessed and written down immediately to its recoverable amount.

(b) Revenue recognition

The Group recognises revenues on the following bases:

(i) Mobile services

Revenue from mobile services comprises connection fees and fees for usage of the Group's network and facilities by SUNDAY subscribers and international calls by such subscribers from mobile phones. Connection fee revenue is recognised when received upon completion of activation services. Subscribers pay monthly fees for usage of the Group's network and facilities which include an agreed minimum amount of free airtime available for local and international calls. Fees for airtime in excess of the agreed minimum and international calls are charged based on usage. Revenue for usage of the Group's network and facilities is recognised in the period in which usage of such network and facilities is provided and collectibility can be reasonably assured. Revenue in respect of international calls and mobile airtime in excess of the minimum agreed amount is recognised when the respective calls are made and collectibility can be reasonably assured.

Subscriptions received in advance comprises pre-paid subscription fees received from subscribers and the up-front subscription fees received from subscribers upon purchase of mobile phones. They are for provision of mobile airtime and access to the Group's network for an agreed period of time in accordance with the terms of the sales and services agreements and are deferred and amortised on the straight-line basis over the agreed period, except for prepaid subscription fees from pre-paid mobile services which are recognised as revenue based on usage of the Group's network and facilities.

Notes to the Accounts

(ii) Sales of mobile phones and accessories

Revenue from sales of mobile phones and accessories is recognised when the mobile phones and accessories are delivered to customers and collectibility can be reasonably assured. Where a customer signs a sales and services agreement in connection with the purchase of a mobile phone and accessories from the Group and the provision of mobile services, revenue in respect of the service element of the agreement is recognised based on the fair value of the service element, which is the price the Group charges to customers who subscribe for mobile services only, without purchase of a mobile phone and accessories. The remainder of the total revenues from the agreement is allocated to revenue from sale of the mobile phone and accessories.

(iii) Interest income

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(c) Subscriber acquisition costs

The direct costs of acquisition of subscribers, which comprise the loss on sales of mobile phones and accessories to the Group and commission expenses, are expensed as incurred. Revenue and cost of sales in respect of sales of mobile phones and accessories are included in revenue from sales and cost of sales of mobile phones and accessories, respectively. Commission expenses are included in advertising, promotion and other selling costs.

(d) Advertising and promotion costs

Advertising and promotion costs are charged to the consolidated profit and loss account as incurred.

(e) Warranty costs

The Group is provided with warranties from certain manufacturers in respect of such manufacturers' defects on mobile phones and accessories. The Group provides warranties to customers upon sales of such mobile phones and accessories with similar terms and conditions to the warranties offered by the manufacturers.

(f) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use are capitalised as part of the cost of that asset.

All other borrowing costs are charged to the consolidated profit and loss account in the year in which they are incurred.

Notes to the Accounts

(g) Employee benefits

(i) Employee leave entitlements

Employee entitlements to annual leave are recognised as they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

(ii) Bonus plans

The expected bonus payments are recognised as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

Liabilities for bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

(iii) Retirement benefit costs

The Group's contributions to the defined contribution retirement schemes are expensed as incurred and are reduced by contributions forfeited by those employees who leave the schemes prior to vesting fully in the contributions. The assets of the schemes are held separately from those of the Group in independently administered funds of the respective schemes.

(h) Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are only recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising from depreciation on fixed assets, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Notes to the Accounts

(i) Fixed assets

Fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation of fixed assets is calculated to write off their cost over their estimated useful lives, using the straight-line basis. Estimated useful lives are summarised as follows:

Network equipment	Shorter of 10 years or lease period of 1 to 3 years
Computer equipment	Shorter of 5 years or lease period of 1 to 3 years
Leasehold improvements	Lease period of 2 to 10 years
Furniture and fixtures	5 years
Office equipment	5 years
Motor vehicles	5 years

The cost of the network equipment comprises (i) the purchase cost of network assets and equipment and direct expenses in respect of the development of the network; and (ii) the minimum annual fees payable prior to the launch of 3G commercial services, and are depreciated over the shorter of the remaining 3G licence period or their estimated useful lives.

Major costs incurred in restoring fixed assets to their normal working condition are charged to the consolidated profit and loss account. Improvements are capitalised and depreciated over their expected useful lives to the Group.

At each balance sheet date, both internal and external sources of information are considered to assess whether there are any indications that fixed assets are impaired. If any such indications exist, the recoverable amounts of the fixed assets are estimated and, where relevant, impairment losses are recognised to reduce the fixed assets to the recoverable amounts. Such impairment losses are recognised in the consolidated profit and loss account.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the consolidated profit and loss account.

(j) Assets under leases

(i) Finance leases

Leases that substantially transfer to the Group all the risks and rewards of ownership of assets are accounted for as finance leases. At the inception of a finance lease, the fair value of the asset is recorded together with the obligation, excluding the interest element, to pay future rentals.

Notes to the Accounts

Payments to the lessor are treated as consisting of capital and interest elements. Finance charges are charged to the profit and loss account in proportion to the capital balances outstanding.

Assets held under finance leases are depreciated over the shorter of their estimated useful lives or lease periods.

(ii) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals applicable to such operating leases are charged to the profit and loss account on the straight-line basis over the lease terms.

(k) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated on the weighted average basis. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(l) Trade receivables

Provision is made against trade receivables to the extent that they are considered to be doubtful. Trade receivables in the balance sheet are stated net of such provision.

(m) Refundable deposits

Refundable deposits are received from customers who require mobile international calls and roaming services. The refundable deposits are retained by the Group and are included in other payables and accrued charges for as long as the customers require these services.

(n) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand and deposits held at call with banks.

Notes to the Accounts

(o) Translation of foreign currencies

Transactions in foreign currencies during the year are translated into Hong Kong dollars at the rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are incorporated into the accounts by translating foreign currencies into Hong Kong dollars at rates of exchange ruling at the balance sheet date. All exchange differences arising are included in the consolidated profit and loss account.

The balance sheets of subsidiaries and a joint venture expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date while the profit and loss account is translated at an average rate. Exchange differences are dealt with as a movement in reserves.

(p) Facility transaction costs and deferred charges

Facility transaction costs are incremental costs that are directly attributable to the borrowing of long-term loans.

Facility transaction costs include fees and commissions paid to agents, advisers, brokers, and dealers; levies by regulatory agencies and securities exchanges; and transfer taxes and duties, if applicable. Facility transaction costs do not include debt premiums or discounts, financing costs, or allocations of internal administrative or holding costs.

Long-term loans are recognised initially at their cost which is the fair value of the consideration received in respect thereof. Facility transaction costs are included in the initial measurement of loans, and are presented as deferred charges which are offset against loans and amortised using the straight-line method over the expected loan periods.

(q) Convenience translations

The consolidated profit and loss account and consolidated cash flow statement for the year ended 31st December 2004, and the consolidated balance sheet and company balance sheet as at 31st December 2004 contain certain translations of Hong Kong dollars to U.S. dollars at the rate of HK$7.7723 to the U.S. dollar. Such translations should not be construed as representations that the Hong Kong dollar amounts represent, have been or could have been converted into U.S. dollars at that or any other rate.

Notes to the Accounts

4   SEGMENT INFORMATION

The Group is principally engaged in two business segments in Hong Kong, namely, mobile services and sales of mobile phones and accessories.

		Sales of
	Mobile	mobile phones
	services	and accessories	Group
	2004	2004	2004
	HK$'000	HK$'000	HK$'000

Turnover	1,031,689	126,920	1,158,609

Profit/(Loss) from operations	82,081	(50,197)	31,884

Interest income			218
Finance costs			(26,300)
Share of losses from a joint venture			(258)

Profit for the year			5,544

Segment assets	1,482,478	33,870	1,516,348
Unallocated assets			115,694

Total assets			1,632,042

Segment liabilities	312,970	13,395	326,365
Unallocated liabilities			602,229

Total liabilities			928,594

Capital expenditure	353,346	2,217	355,563

Depreciation	(226,595)	(2,050)	(228,645)

Notes to the Accounts

		Sales of
	Mobile	mobile phones
	services	and accessories	Group
	2004	2004	2004
	HK$'000	HK$'000	HK$'000

Turnover	1,150,570	109,471	1,260,041

Profit/(Loss) from operations	142,935	(61,076)	81,859

Interest income			2,526
Finance costs			(52,787)
Share of losses from a joint venture			(4,426)

Profit for the year			27,172

Segment assets	1,389,052	29,757	1,418,809
Unallocated assets			313,879

Total assets			1,732,688

Segment liabilities	291,723	20,379	312,102
Unallocated liabilities			722,682

Total liabilities			1,034,784

Capital expenditure	119,934	1,841	121,775
Depreciation	(227,186)	(6,107)	(233,293)

There are no sales or other transactions between the business segments. Segment assets consist primarily of fixed assets, inventories, trade receivables, deposits and prepayments and mainly exclude unallocated cash. Segment liabilities comprise operating liabilities and mainly exclude unallocated long-term loans. Capital expenditure comprises additions to fixed assets (Note 15).

5   COST OF INVENTORIES SOLD AND SERVICES PROVIDED

Cost of inventories sold represents the cost of mobile phones and accessories sold. Cost of services provided represents interconnection charges, cost of out-bound roaming services, provision for doubtful debts, billing materials charges, bill collection charges, cost of prepaid cards and revenue sharing expenses.

Notes to the Accounts

6   PROFIT FROM OPERATIONS

Profit from operations is stated after charging and crediting the following:
	2004	2003
	HK$'000	HK$'000

Charging:

Write-down of inventories to net realisable value	4,389	1,159
Cost of inventories sold	143,915	133,315
Depreciation:
Owned fixed assets	228,645	233,055
Leased fixed assets	—	238
Loss on disposals of fixed assets	338	414
Operating lease charges:
Land and buildings, including transmission sites	182,383	195,945
Leased lines	58,638	73,283
Provision for doubtful debts	25,573	30,228
Auditors' remuneration
Audit services	1,288	1,100
Audit-related services	248	251
Other permitted services	368	198
	1,904	1,549
Crediting:

Net exchange gains	194	614

During the year ended 31st December 2004, the Group incurred operating expenses of HK$70,738,000 in relation to the development of its 3G business, out of which HK$29,965,000 have been capitalized as fixed assets (Note 15). The remainder has been included in the Group's results before arriving at the profit from operations.

Notes to the Accounts

7   FINANCE

	2004	2003
	HK$'000	HK$'000

Interest on bank loans	434	24,718
Interest on vendor loans:
Wholly repayable within five years	983	27,579
Not wholly repayable within five years	18,632	—
Interest element of finance lease payments	—	17
Other incidental borrowing costs	11,794	473

Total financing costs incurred	31,843	52,787

Amounts capitalised in fixed assets in the course of construction
Interest expenses (Note 24(c))	(932)	—
Other incidental borrowing costs	(4,611)	—

Total financing costs capitalised	(5,543)	—

	26,300	52,787

Interest expenses capitalised in fixed assets were incurred for the loan drawn down of equipment supply facility.

Other incidental borrowing costs mainly represented commitment fees, finance charges and amortisation of deferred charges incurred for acquiring the long-term loans.

Notes to the Accounts

8   TAXATION

No provision for Hong Kong profits tax and overseas taxation has been made as the Group had sufficient tax losses brought forward to set off against the assessable profits for the year (2003: Nil).

The taxation charge on the Group's profit for the year differs from the theoretical amount that would arise using the applicable taxation rate of 17.5% (2003: 17.5%) as follows:

	2004	2003
	HK$'000	HK$'000

Profit for the year	5,544	27,172

Taxation charge at the applicable rate of 17.5% (2003: 17.5%)	970	4,755
Add/(Deduct) tax effects of:
Income not subject to taxation	(36)	(303)
Expenses not deductible for taxation purposes	3,308	3,713
Reversal of temporary differences arising from
accelerated depreciation	24,602	22,224
Utilisation of previously unrecognised tax losses	(28,844)	(30,389)

Taxation charge	—	—

9   PROFIT FOR THE YEAR

Profit for the year includes a loss of HK$10,117,000 (2003: HK$9,401,000) which has been dealt with in the accounts of the Company.

10   EARNINGS PER SHARE

(a) Basic earnings per share

The calculation of basic earnings per share is based on the Group's profit for the year of HK$5,544,000 (2003: HK$27,172,000) and the 2,990,000,000 shares (2003: 2,990,000,000 shares) in issue during the year.

(b) Diluted earnings per share

There is no dilutive effect upon exercise of the share options on the earnings per share for the years ended 31st December 2004 and 2003 since the exercise prices for the share options were above the average fair value of the shares.

Notes to the Accounts

11   EBITDA

EBITDA represents earnings of the Group before interest income, finance costs, taxation, depreciation, amortisation and share of losses from a joint venture.

12   RETIREMENT BENEFIT COSTS

Pursuant to a trust deed entered into by the Group on 1st April 1998, the Group has set up a defined contribution scheme to provide retirement benefits for its employees in Hong Kong with retrospective effect from 1st July 1997 (the "Retirement Scheme").

All permanent full time employees in Hong Kong were eligible to join the Retirement Scheme before the Mandatory Provident Fund ("MPF") Scheme was set up on 1st December 2000. Under the Retirement Scheme, the employees were required to choose to contribute either nil or 5% of their monthly salaries. The Group's contributions were calculated at 5% of the employee's salaries.

With effect from 1st December 2000, the Group set up another defined contribution scheme, the MPF Scheme, for all the eligible employees of the Group in Hong Kong including the employees under the Retirement Scheme. The contributions from the employees and employer are made to the MPF Scheme only and are no longer made to the Retirement Scheme.

Under the MPF Scheme, the employees are required to contribute 5% of their monthly salaries up to a maximum of HK$1,000 and they can choose to make additional contributions. The Group's monthly contributions are calculated at 5% of the employee's monthly salaries up to a maximum of HK$1,000 (the "mandatory contributions"). The Group makes certain additional contributions if the employee's monthly salaries exceed HK$20,000 (the "voluntary contributions").

Under the MPF Scheme, the employees are entitled to 100% of the employer's mandatory contributions upon their retirement at the age of 65 years old, death or total incapacity. The employees are entitled to 100% of the Group's voluntary contributions after seven years of completed service or at a reduced scale of the Group's voluntary contributions after completion of two to six years of service.

Under the Retirement Scheme, the employees are entitled to 100% of the employer's contributions after seven years of completed service, or at a reduced scale after completion of two to six years of service. Forfeited contributions are to be refunded to the Group under both the MPF Scheme and the Retirement Scheme.

The pension scheme which covers the employees in the People's Republic of China ("PRC") is a defined contribution scheme at various applicable rates of monthly salary that are in accordance with the local practice and regulations.

Notes to the Accounts

The Group's contributions to the above schemes are as follows:

	2004	2003
	HK$'000	HK$'000

Gross employer's contributions	7,171	7,313
Less: Forfeited contributions utilised	(649)	(1,951)

Net employer's contributions charged to the consolidated
profit and loss account (Note 13)	6,522	5,362

Contributions payable as at 31st December 2004 amounted to HK$573,000 (2003: HK$545,000). Forfeited contributions not utilised and available to reduce future contributions as at 31st December 2004 were HK$8,000 (2003: HK$7,000). The scheme assets are held separately from those of the Group under respective provident funds managed by independent administrators.

13   SALARIES AND RELATED COSTS

Salaries and related costs for the years ended 31st December 2004 and 2003, including directors' fees and emoluments (Note 14), are as follows:

	2004	2003
	HK$'000	HK$'000

Salaries, bonuses and allowances	122,367	145,348
Retirement scheme contributions (Note 12)	6,522	5,362
Termination benefits	—	1,310

	128,889	152,020

Notes to the Accounts

14   DIRECTORS' AND MANAGEMENT EMOLUMENTS

(a) Directors' emoluments

The aggregate amounts of emoluments to directors of the Company are as follows:

	2004
		Salary, other
		allowances	Retirement
		and benefits-	scheme		2003
Directors	Fees	in-kind	contributions	Total	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000

Richard John Siemens	—	1,500	30	1,530	1,630
Edward Wai Sun Cheng	—	1,500	30	1,530	1,630
William Bruce Hicks	—	3,976	30	4,006	4,060
Kuldeep Saran	—	1,500	30	1,530	1,630
Andrew Chun Keung Leung	—	1,500	30	1,530	1,630
John William Crawford (Note 1)	200	—	—	200	28
Henry Michael Pearson Miles	200	—	—	200	200
Simon Murray (Note 2)	146	—	—	146	200
Robert John Richard Owen	200	—	—	200	200
Kenneth Michael Katz (Note 3)	—	—	—	—	—
Hongqing Zheng	—	—	—	—	—

	746	9,976	150	10,872	11,208

Notes:
(1) Appointed on 10th November 2003.
(2) Resigned on 24th September 2004.
(3) Appointed on 16th January 2004.

The emoluments of the directors fell within the following bands:
	Number of directors
Emolument bands	2004	2003

Nil — HK$1,000,000	6	8
HK$1,500,001 — HK$2,000,000	4	4
HK$4,000,001 — HK$4,500,000	1	1

During the year no options were granted to or exercised by the directors (2003: Nil).

Notes to the Accounts

(b) Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include one (2003: two) director whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining four (2003: three) individuals during the year are as follows:

	2004	2003
	HK$'000	HK$'000

Salaries, other allowances and benefits-in-kind	6,550	4,653
Retirement scheme contributions	120	78
Compensation for loss of office — contractual payment	168	754

	6,838	5,485

The emoluments of these four (2003: three) individuals fell within the following bands:

Emolument bands	Number of individuals
(including compensation for loss of office)	2004	2003

HK$1,500,001 — HK$2,000,000	4	2
HK$2,000,001 — HK$2,500,000	—	1

Notes to the Accounts

15   FIXED ASSETS

Group

	Network	Furniture	Office	Computer	Motor	Leasehold
	equipment	and fixtures	equipment	equipment	vehicles	improvements	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000

Cost
At 1st January 2004	1,940,678	6,649	17,972	222,992	2,437	319,966	2,510,694
Additions (Note 17)	298,398	375	605	12,921	287	42,977	355,563
Disposals	(505)	(14)	(1,092)	(189)	—	(6,871)	(8,671)

At 31st December 2004	2,238,571	7,010	17,485	235,724	2,724	356,072	2,857,586

Accumulated depreciation
At 1st January 2004	912,906	5,200	11,988	200,212	1,910	276,579	1,408,795
Charge for the year	191,180	810	2,120	11,544	236	22,755	228,645
Disposals	(282)	(13)	(912)	(187)	—	(6,776)	(8,170)

At 31st December 2004	1,103,804	5,997	13,196	211,569	2,146	292,558	1,629,270

Net book value
At 31st December 2004	1,134,767	1,013	4,289	24,155	578	63,514	1,228,316

At 31st December 2003	1,027,772	1,449	5,984	22,780	527	43,387	1,101,899

At 31st December 2004, all fixed assets were pledged as security for the vendor loan facilities of the Group (Note 23).

Expenditures of HK$29,965,000 and borrowing costs of HK$5,543,000 were capitalised as fixed assets in the course of constructing the 3G network (2003: Nil).

16   INVESTMENT IN A JOINT VENTURE
	Group
	2004	2003
	HK$'000	HK$'000

Share of net liabilities	(4,192)	(4,000)
Advance	6,589	6,331
Provision for impairment loss	(2,397)	(2,331)

	—	—

Notes to the Accounts

Details of the joint venture as at 31st December 2004 are as follows:
				Principal activities
Name	Nature	Place of incorporation	Voting power	and place of operation

Atria Limited	Corporate	Hong Kong	50%	Inactive

The advance to Atria Limited is unsecured, interest-free and has no fixed repayment terms.

For the year ended 31st December 2004, the Group recognised the share of losses from a joint venture of HK$258,000 (2003: HK$4,426,000) in the consolidated profit and loss account. The amounts included share of net liabilities of HK$192,000 (2003: HK$2,095,000) and additional provision for impairment of HK$66,000 (2003: HK$2,331,000).

The Group regularly performs an assessment on its investment in and advances to the joint venture with reference to the expected recoverability. As of 31st December 2004, a provision of HK$2,397,000 (2003: HK$2,331,000) was considered necessary to write down the carrying value of these assets.

17   PREPAYMENT OF 3G LICENCE

	Group
	2004	2003
	HK$'000	HK$'000

At 1st January	141,667	191,667
Amount capitalised as fixed assets	(50,000)	(50,000)
At 31st December	91,667	141,667
Classified as:
Current assets	50,000	50,000
Non-current assets	41,667	91,667

	91,667	141,667

In 2001, the Group paid an amount of HK$250,000,000, equivalent to the aggregate of the first five years' annual fees for its 3G licence, to the Office of Telecommunications Authority ("OFTA"). For the remaining 10 years of the 3G licence, the fees payable shall be the higher of 5% of the turnover attributable to the provision of 3G services and the Minimum Annual Fees (as defined in the 3G licence) for each year of the 3G licence. The total Minimum Annual Fees over the remaining term of the 3G licence is HK$1,056,838,000. As at 31st December 2004, the net present value of which, at an assumed cost of capital to the Group at 9%, is HK$532,460,000.

Notes to the Accounts

In accordance with the 3G licence, on 22nd October each year, the Group is required to provide additional performance bond(s) during the licence period such that the total amount of such performance bond(s) and the Minimum Annual Fees prepaid is equivalent to the next five years' Minimum Annual Fees due (or the remaining Minimum Annual Fees due where less than five years remains). On 22nd October, 2004, the Group provided a performance bond through drawdown of a 3G performance bond facility in an aggregate amount of the 6th, 7th and 8th years' Minimum Annual Fees (Note 26).

18   RESTRICTED CASH DEPOSITS

As at 31st December 2004, a bank deposit of HK$1,130,000 (2003: HK$1,699,000) has been pledged to a bank in return for a bank guarantee issued in respect of the use of facilities at the Hong Kong International Airport for the provision of mobile services. The guarantee will expire in March 2007.

No restricted cash deposit was required as at 31st December 2004 under the conditions of the long-term loans (2003: HK$209,643,000).

19   INVENTORIES

The carrying values of the inventories are as follows:
	Group
	2004	2003
	HK$'000	HK$'000

Mobile phones and accessories:
Cost	22,414	15,940
Less: Provisions	(8,546)	(4,319)

	13,868	11,621

As at 31st December 2004, the carrying amount of inventories that are stated at net realisable value amounted to HK$8,173,000 (2003: HK$8,281,000).

All inventories were pledged as security for the vendor loan facilities of the Group (Note 23).

Notes to the Accounts

20   TRADE RECEIVABLES

The Group allows an average credit period of 30 days to its trade debtors. The ageing analysis of the trade receivables, net of provision is as follows:

	Group
	2004	2003
	HK$'000	HK$'000

0-30 days	52,840	56,107
31-60 days	13,547	15,243
61-90 days	5,993	8,430
Over 90 days	1,285	1,289

	73,665	81,069

All trade receivables were pledged as security for the vendor loan facilities of the Group (Note 23).

21   TRADE PAYABLES

The ageing analysis of the trade payables is as follows:

	Group
	2004	2003
	HK$'000	HK$'000

0-30 days	35,476	30,974
31-60 days	7,818	19,436
61-90 days	5,708	3,307
Over 90 days	11,225	17,883

	60,227	71,600

22   SHARE CAPITAL

	2004	2003

	HK$'000	HK$'000

Authorised:
10,000,000,000 (2003: 10,000,000,000) ordinary
shares of HK$0.10 each	1,000,000	1,000,000

Issued and fully paid:
2,990,000,000 (2003: 2,990,000,000) ordinary
shares of HK$0.10 each	299,000	299,000

Notes to the Accounts

Share option scheme

On 1st March 2000, the shareholders of the Company approved and adopted a share option scheme (the "Share Option Scheme"). Subject to earlier termination by the Company in a general meeting of shareholders, the Share Option Scheme will remain in force for 10 years from its adoption date.

On 22nd May 2002, the shareholders of the Company approved the adoption of a new share option scheme (the "New Option Scheme") and the termination of the operation of the Share Option Scheme. Upon the termination of the Share Option Scheme, no further options will be granted thereunder but the provisions of the Share Option Scheme will remain in full force and effect in respect of the existing options granted.

Under the New Option Scheme, the board may, in its discretion, grant options to any director, employee, consultant, customer, supplier, agent, partner, shareholder or adviser of or contractor to the Group or a company in which the Group holds an interest or a subsidiary of such company. Each grant of options to a director, chief executive or substantial shareholder or any of their respective associates must be approved in accordance with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The exercise price for any particular option under the New Option Scheme will be determined by the board but will be not less than the highest of: (i) the closing price of shares on the date of grant of the option; (ii) an amount equivalent to the average closing price of a share for the five business days immediately preceding the date of grant of the option; and (iii) the nominal share value.

The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under both the New Option Scheme and Share Option Scheme must not, in aggregate, exceed 30% of the shares of the Company in issue.

The total number of shares available for issue under options which may be granted under the New Option Scheme (excluding those options that have been granted by the Company prior to the date of approval of the New Option Scheme) must not, in aggregate, exceed 10% of the issued share capital of the Company as at the date of approval of the New Option Scheme ("Scheme Mandate Limit"). The Scheme Mandate Limit may be refreshed by shareholders of the Company in general meeting provided that the Scheme Mandate Limit so refreshed must not exceed 10% of the issued share capital of the Company at the date of approval of the refreshment by the shareholders. The board may also seek separate shareholders' approval in general meeting to grant options beyond the Scheme Mandate Limit (whether or not refreshed) provided that the options in excess of the Scheme Mandate Limit are granted only to the eligible participants specified by the Company before such approval is sought.

Notes to the Accounts

No option may be granted under the New Option Scheme to any eligible participant which, if exercised in full, would result in the total number of shares issued and to be issued upon exercise of the options already granted or to be granted to such eligible participant (including exercised, cancelled and outstanding options) in the 12-month period up to and including the date of such new grant exceeding 1% of the issued share capital of the Company. As at the date of such new grant, any grant of further options above this limit will be subject to certain requirements provided under the Listing Rules, including the approval of shareholders at a general meeting.

No share options have been granted or exercised under the New Option Scheme during the year ended 31st December 2004 (2003: Nil). Details of the share options outstanding as at 31st December 2004 which have been granted under the Share Option Scheme are as follows:

	Options			Options
	held	Options	Options	held
	at 1st	lapsed	cancelled	at 31st	Exercise
	January	during	during the	December	price	Grant	Exercisable
	2004	the year(2)	year	2004	HK$	date(1)	until

Continuous contract
employees	13,682,357	488,281	—	13,194,076	3.05	23/03/2000	22/03/2010
	14,308,252	570,281	—	13,737,971	1.01	31/05/2000	30/05/2010
	296,844	41,000	—	255,844	3.05	31/05/2000	30/05/2010
	1,785,050	342,852	—	1,442,198	1.01	19/01/2001	18/01/2011

	30,072,503	1,442,414	—	28,630,089

Notes:
(1) Of the share options granted, 40% become exercisable after one year from the grant date and 30% per annum during the following two years.
(2) These share options lapsed during the year upon the cessation of employment of certain employees.

Notes to the Accounts

23   LONG-TERM LOANS
	Group
	2004	2003
	HK$'000	HK$'000

Bank loans (secured)	—	240,000
Vendor loans (secured)	603,148	481,368

	603,148	721,368
Less: Deferred charges	(10,408)	—

	592,740	721,368
Current portion of long-term loans	—	(296,368)

Long-term portion	592,740	425,000

At 31st December 2004 and 2003, the Group's long-term loans were repayable as follows:

	Bank loans		Vendor loans
	2004	2003	2004	2003
	HK$'000	HK$'000	HK$'000	HK$'000

Within one year	—	240,000	—	56,368
In the second year	—	—	75,000	175,000
In the third to fifth year	—	—	239,074	250,000
After the fifth year	—	—	289,074	—

	—	240,000	603,148	481,368

Pursuant to the Heads of Agreement of Facility Agreement executed in December 2003 with Mandarin Communications Limited ("Mandarin"), the principal operating subsidiary of the Group, Huawei Tech. Investment Co., Limited ("Huawei Tech.") extended a term loan of HK$500,000,000 (the "New Loan") to Mandarin in January 2004.

On 12th January 2004, Mandarin repaid the outstanding loan principal of HK$721,368,000 and accrued interest of the bank and vendor loans using its operating cash flows and the New Loan from Huawei Tech.

On 13th May 2004, Mandarin, the Company and Huawei Tech. entered into a conditional supply contract for HK$859,000,000 (the "Supply Contract") and a conditional facility agreement for

Notes to the Accounts

the provision of the long-term financing required (the "Facility Agreement"), subject to the satisfaction of certain conditions precedent. The Facility Agreement comprises the following facilities:

  a HK$859,000,000 equipment supply facility with a term of 7.5 years. This facility is to be drawndown against invoices issued under the Supply Contract. The loan carries a floating interest rate tied to HIBOR, and is repayable by eight semi-annual instalments commencing four years from the date of the Facility Agreement;

  a HK$500,000,000 general facility to replace the New Loan, with a term of 2.5 years from the date of the original drawdown of the New Loan. The loan carries a floating interest rate tied to HIBOR, and is repayable by five semi-annual instalments; and

  a 3G performance bond facility for the issuance of the performance bonds required by the OFTA in the years 2004 — 2010 (inclusive) under the terms of the 3G licence.

As security for the provision of the loan and credit facilities under the Facility Agreement, Huawei Tech. has been granted a security package with terms that are standard for similar project financing arrangements and which includes a charge over all the assets, revenues and shares of certain wholly-owned subsidiaries of the Company and a corporate guarantee by the Company.

Both the Supply Contract and the Facility Agreement, as well as the security arrangements, became effective on 2nd July 2004.

On 15th November 2004, Mandarin entered into the supplemental agreement to the Supply Contract ("the Supplemental Agreement") and the amendment and restatement agreement relating to the Facility Agreement (the "Amendment and Restatement Agreement") with Huawei Tech. in respect of amendments to the above Supply Contract and Facility Agreement.

The Supplemental Agreement aims to give Mandarin flexibility to purchase and install the most technologically advanced equipment available. Payment for all equipment and services provided under the Supplemental Agreement will be satisfied by drawdown of the equipment supply facility under the Facility Agreement as increased by the Amendment and Restatement Agreement.

The Amendment and Restatement Agreement provides for:

(a) the equipment supply facility under the Facility Agreement to be increased by HK$349,000,000 from HK$859,000,000 to HK$1,208,000,000;

(b) the repayment schedule for the general facility within the Facility Agreement to be amended to provide for the next payment to be extended to July 2006 and for the remaining balance to be paid by instalments until July 2011; and

Notes to the Accounts

(c) amendment of certain of the covenants given by Mandarin to the lenders to take account of the changes to the Facility Agreement.

Both the Supplemental Agreement and the Amendment andRestatement Agreement became effective on 23rd December 2004.

24   NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of profit from operations to net cash inflow from operating activities

	2004	2003
	HK$'000	HK$'000

Profit from operations	31,884	81,859
Depreciation	228,645	233,293
Loss on disposals of fixed assets	338	414

Operating profit before working capital changes	260,867	315,566

Increase in inventories	(2,247)	(1,626)
Decrease in trade receivables, deposits, prepayments
and other receivables	206	20,877
(Decrease)/Increase in trade payables, other payables and
accrued charges	(38,699)	1,835
Decrease in subscriptions received in advance	(19,239)	(37,971)

Cash inflow from operations	200,888	298,681

Interest received	228	2,791
Interest paid	(11,204)	(56,892)
Interest element of finance lease payments	—	(17)
Other incidental borrowing costs paid	(4,961)	(473)
Exchange difference (Note 24(b))	(44)	(2,176)

Net cash inflow from operating activities	184,907	241,914

Notes to the Accounts

(b) Analysis of changes in financing during the year
		Obligations
	Long-term	under finance
	loans	leases
	HK$'000	HK$'000

At 1st January 2003	785,316	138
Net cash outflow from financing	(61,772)	(138)
Exchange differences	(2,176)	—

At 31st December 2003	721,368	—

At 1st January 2004	721,368	—
Net cash outflow from financing	(223,407)	—
Non-cash transaction (Note 24(c))	105,231	—
Exchange differences	(44)	—
Payment of deferred charges	(11,467)	—
Amortisation of deferred charges	1,059	—

At 31st December 2004	592,740	—

(c) Major non-cash transactions
	2004	2003
	HK$'000	HK$'000

Purchases of fixed assets by directly assuming
long-term loans (Note 24(b))	105,231	—

Interest expenses capitalised in fixed assets
in the course of network construction (Note 7)	932	—

25   DEFERRED TAXATION

Deferred taxation is calculated in full on temporary differences under the liability method using the principal taxation rate of 17.5% (2003: 17.5%).

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off and when the deferred income taxes relate to the same fiscal authority.

Deferred tax assets are recognised for tax loss carry forward purposes to the extent that realisation of the related tax benefits through future taxable profits is probable. The Group has unrecognised tax losses of HK$3,217,454,000 (2003: HK$3,382,281,000) to carry forward against future taxable income. These tax losses can be carried forward indefinitely.

Notes to the Accounts

	2004	2003
Deferred tax assets	HK$'000	HK$'000

At 1st January	491,024	476,859
Utilisation of previously unrecognised tax losses	(28,844)	(30,389)
Increase in tax rate	—	44,554

At 31st December	462,180	491,024

	2004	2003
Deferred tax liabilities	HK$'000	HK$'000

At 1st January	(90,410)	(102,991)
Reversal of temporary differences	24,602	22,224
Increase in tax rate	—	(9,643)

At 31st December	(65,808)	(90,410)

	2004	2003
Summary of net status	HK$'000	HK$'000

Deferred tax assets	462,180	491,024
Deferred tax liabilities	(65,808)	(90,410)

Net unrecognised deferred tax assets at 31st December	396,372	400,614

26 CAPITAL COMMITMENTS

	Group
	2004	2003
	HK$'000	HK$'000

In respect of purchases of fixed assets:
Contracted but not provided for	1,129,775	38,509

The outstanding commitment is mainly to be financed by the unutilised balance of equipment supply facility of the Amendment and Restatement Agreement entered with Huawei Tech. as set out in Note 23.

As of 31st December 2004, the Group provided a performance bond of HK$210,746,000 to OFTA, representing the aggregate amount of the 6th, 7th and 8th years' Minimum Annual Fees.

Notes to the Accounts

27 COMMITMENTS UNDER OPERATING LEASES

At 31st December, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	Group
	2004	2003
	HK$'000	HK$'000
In respect of land and buildings, including transmission sites:
Not later than one year	147,408	127,719
Later than one year and not later than five years	84,711	67,773
	232,119	195,492
In respect of leased lines:
Not later than one year	70,398	21,286
Later than one year and not later than five years	49,833	5,019
	120,231	26,305

	352,350	221,797

28   RELATED PARTY

The following is a summary of significant related party transactions which were carried out in the normal course of the Group's business:

	Group
	2004	2003
	HK$'000	HK$'000
Operating lease charges paid to certain related companies	126	1,346

The Group entered into various operating lease agreements based on normal commercial terms with subsidiaries of certain beneficial shareholders of the Company to lease a number of premises for the Group's operating activities.

29   INVESTMENTS IN SUBSIDIARIES

	Company
	2004	2003
	HK$'000	HK$'000
Unlisted shares, at cost	1	1
Loan to a subsidiary	2,421,735	2,421,735
Amounts due to subsidiaries	(72,845)	(61,235)
	2,348,891	2,360,501

The loan to and the amounts due to the subsidiaries are unsecured, interest-free and have no fixed terms for repayment.

Notes to the Accounts

The Company has the following principal wholly-owned subsidiaries as at 31st December 2004:
	Place of	Issued and fully	Principal
Name	incorporation	paid up capital	Activities

Shares held directly:
SUNDAY HOLDINGS	British Virgin	100 ordinary shares	Investment holding
(HONG KONG)	Islands	of US$1 each
CORPORATION

SUNDAY HOLDINGS	British Virgin	1 ordinary share	Investment holding
(CHINA) CORPORATION	Islands	of US$1

SUNDAY IP HOLDINGS	British Virgin	1 ordinary share	Investment holding
CORPORATION	Islands	of US$1

Shares held indirectly:
MANDARIN	Hong Kong	100 ordinary shares	Provision of mobile
COMMUNICATIONS		of HK$1 each	and other services,
LIMITED		and 1,254,000,000	and sales of mobile
		non-voting deferred	phones and
		shares of HK$1 each	accessories

SUNDAY 3G HOLDINGS	British Virgin	1 ordinary share	Investment holding
(HONG KONG)	Islands	of US$1
CORPORATION

SUNDAY 3G (HONG KONG)	Hong Kong	2 ordinary shares each	Licensee of Hong Kong
LIMITED		of HK$1	3G Licence

SUNDAY IP LIMITED	British Virgin	1 ordinary share	Holding the Group's
	Islands	of US$1	intellectual property
rights and trade
marks

SUNDAY COMMUNICATIONS	People's Republic	US$1,500,000	Provision of back office
SERVICES (SHENZHEN)	of China		support services to
LIMITED ("SCSSL")			the Group

The principal activities of the subsidiaries, except for SCSSL which operates in the People's Republic of China ("PRC"), are undertaken in Hong Kong.

SCSSL is registered as a wholly foreign-owned enterprise in the PRC. The registered capital of SCSSL has been fully paid up.

30   APPROVAL OF ACCOUNTS

The accounts were approved by the board of directors on 30th March 2005.

Information for US Investors

The Group's accounts are prepared in accordance with accounting principles generally accepted in Hong Kong ("HK GAAP"), which differ in certain significant respects from those in the United States ("US GAAP"). The significant differences relate principally to the following items and the adjustments considered necessary to restate profit for the year and shareholders' equity in accordance with US GAAP are shown in the tables set out below.

(a) Under both HK GAAP and US GAAP, the Group is required to recognise deferred tax assets and liabilities for the expected future tax consequences of all events that have been included in the accounts or tax returns. Under this method, deferred tax assets and liabilities are recognised for future tax consequences attributable to differences between the accounts' carrying amounts of existing assets and liabilities, and their respective tax bases and tax credit carryforwards using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled.

Under HK GAAP, a deferred asset is recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. The unrecognised deferred tax asset is disclosed in the note to the accounts. Under US GAAP, a valuation allowance is recorded to reduce the carrying amount of the deferred tax asset unless it is more likely than not that such asset will be realised.

No deferred tax assets are recognised under HK GAAP, while a valuation allowance is set against the deferred tax assets under US GAAP, the net effect of which causes no impact to the financial statements of the Group presented under US GAAP.

(b) Under HK GAAP, connection fee revenue is recognised when received upon completion of activation services. Under US GAAP, connection fees for mobile services, net of the direct incremental costs incurred, are deferred and recognised over the estimated customer service period, which are estimated based on the expected stabilised churn rate. Connection fee revenue for 2004 and 2003 amounted to HK$1,200 and HK$411,000, respectively, of which HK$800 and HK$175,000 were deferred at 31st December 2004 and 2003 respectively. Connection fee revenue of HK$1,896,000 and HK$136,000 deferred in 2002 and 2003, respectively, have been credited to the consolidated profit and loss account during 2004.

(c) Under HK GAAP, no compensation cost to employees is required to be recognised in respect of the grant of share options. Proceeds from issues of shares upon the exercise of share options are credited to share capital and share premium account, respectively, and there is no effect on the results of the Group in connection with the Share Option Scheme.

Information for US Investors

Under US GAAP, the intrinsic value of stock options issued to employees has been used in the computation of the compensation cost for outstanding share options granted to the Group's employees. Accordingly, deferred compensation of HK$10,254,000 was recognised on options granted with an exercise price lower than the fair market value of the Company's shares at the grant date. The deferred compensation is amortised over the three-year vesting period. Deferred compensation of HK$4,001,000 for the options forfeited is reversed in shareholders' equity. No compensation is recognised for options which are granted with an exercise price equal to the fair market value of the Company's shares at the grant date. For the year ended 31st December 2004 and 2003, write-back of compensation costs of HK$40,000 and HK$1,188,000, respectively, were credited to the consolidated profit and loss account and debited to deferred compensation.

(d) Under HK GAAP, the payment of HK$250,000,000 made in 2001, which represents the annual fees for the first five years of the 3G Licence term is recorded as a prepayment with the licence fees charge prior to the launch of the 3G services being included in fixed assets. Depreciation of the fixed assets will be provided from the commencement of 3G services over the shorter of the remaining life of the 3G Licence or the estimated useful lives of the fixed assets. The 3G Licence fees, together with the fixed assets, are evaluated for impairments when events occur that might affect its value.

Under US GAAP, licence fee payments being the upfront amount referred to above and the discounted value of the fixed annual fees to be paid over the licence period, and along with certain other direct costs incurred prior to the date the asset is ready for its intended use are capitalised and classified as an intangible asset. Capitalised licence fees will be amortised from the date of launch of the 3G services over the remaining 3G Licence period. The impute interest on the same is charged to the profit and loss account. The impairment review for the licences first is based on comparison of the future undiscounted cash flows expected to be generated from continual use and ultimate disposition of the licences with their book value. If these cash flows are not sufficient, an impairment charge is recorded to reduce the excess of the licence carrying cost over the estimated discounted future cash flows.

There is no impact of this difference under HK GAAP and US GAAP to the consolidated profit and loss accounts for the year ended 31st December 2004 and 2003 since depreciation/amortisation will only start when the 3G network is available/ready for use.

Information for US Investors

The following table summarises the effect on profit of the differences between HK GAAP and US GAAP.

	For the year ended 31st December

	2004	2004	2003
	US$'000#	HK$'000	HK$'000

Profit for the year as reported under HK GAAP	713	5,544	27,172

US GAAP adjustments:

Deferred tax on accelerated depreciation
allowances	(3,165)	(24,602)	(12,581)
Deferred tax assets in respect of tax losses and others	3,165	24,602	12,581

Amortisation of net connection fees	261	2,032	10,145
Write-back of compensation cost in respect of
amortisation of deferred compensation for
share options	5	40	1,188

Profit for the year under US GAAP	979	7,616	38,505

Basic profit per share under US GAAP	0.03 cents	0.3 cents	1.3 cents

Basic profit per ADS under US GAAP*	US$0.03	HK$0.3	HK$1.3
  One ADS is equivalent to 100 shares.

  An exchange rate of US$1 = HK$7.7723 has been used to translate HK$ to US$. Such translations are for convenience only and should not be construed as representations that HK$ amounts could be converted into US$s at that or any other rate.

Information for US Investors

The following table summarises the effect on shareholders' equity of the differences between HK GAAP and US GAAP.

		As of 31st December

	2004	2004	2003
	US$'000#	HK$'000	HK$'000

Shareholders' equity as reported under HK GAAP	90,507	703,448	697,904
US GAAP adjustments:
Deferred tax non-current assets	51,078	396,991	399,821
Valuation allowance	(51,078)	(396,991)	(399,821)
Deferred net connection fees	(12)	(91)	(2,123)
Share premium in respect of deferred
compensation for share options	799	6,213	6,253
Compensation cost in respect of amortisation
of deferred compensation for share options	(799)	(6,213)	(6,253)
Intangible assets — licence	69,050	536,675	—
Liability for licence	(68,507)	(532,460)	—
Fixed assets	(543)	(4,215)	—

Shareholders' equity under US GAAP	90,495	703,357	695,781

  An exchange rate of US$1 = HK$7.7723 has been used to translate HK$ to US$. Such translations are for convenience only and should not be construed as representations that HK$ amounts could be converted into US$s at that or any other rate.

Five-year Financial Summary

CONSOLIDATED PROFIT AND LOSS ACCOUNT
	Year ended 31st December
	2004	2003	2002	2001	2000
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000

Turnover	1,158,609	1,260,041	1,342,690	1,422,393	1,450,393

Profit/(Loss) for the year	5,544	27,172	(117,264)	(211,748)	(466,568)

Earnings/(Loss) per share
(basic and diluted)	0.2 cents	0.9 cents	(3.9 cents)	(7.1 cents)	(16.4 cents)

CONSOLIDATED BALANCE SHEET
	As at 31st December

	2004	2003	2002	2001	2000
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000

Total assets	1,632,042	1,732,688	1,810,843	1,936,177	2,375,272
Total liabilities	(928,594)	(1,034,784)	(1,140,111)	(1,148,181)	(1,375,528)

Shareholders' equity	703,448	697,904	670,732	787,996	999,744

Note:

The Company was incorporated in the Cayman Islands on 24th November 1999 and became the holding company of the companies now comprising the Group on 24th February 2000. The above financial summary of the results of the Group for the year ended 31st December 2000, and of the assets and liabilities of the Group as at 31st December 2000 is prepared based on the audited accounts of the companies now comprising the Group as if the current group structure had been in existence throughout each year presented.